SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the Financial Results for the nine month period ended March 31, 2014 and March 31, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of March 31, 2014 and for the nine-month periods
ended March 31, 2014 and 2013

IRSA Inversiones y Representaciones Sociedad Anónima

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 71, beginning on July 1, 2013.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 378,753,404 common shares.

Percentage of votes of the Parent Company on the equity: 65.45%

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps.1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited condensed interim consolidated statements of financial position as of March 31, 2014 and June 30, 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2014	06.30.2013
ASSETS
Non- Current Assets
Investment properties	10	4,362,072	3,992,530
Property, plant and equipment	11	202,165	212,673
Trading properties	12	204,064	178,425
Intangible assets	13	115,178	79,653
Investments in associates and joint ventures	8,9	1,612,956	1,423,936
Deferred income tax assets	25	372,080	85,236
Restricted assets	16	18,334	10,881
Income tax and minimum presumed income tax ("MPIT") credit		148,815	130,086
Trade and other receivables	17	98,709	85,126
Investments in financial assets	18	1,075,168	267,455
Derivative financial instruments	19	6,900	21,208
Total Non-Current Assets		8,216,441	6,487,209
Current Assets
Trading properties	12	12,030	11,689
Inventories	14	18,275	16,321
Restricted assets	16	2,074	1,022
Income tax and minimum presumed income tax ("MPIT") credit		1,039	-
Trade and other receivables	17	678,509	769,333
Investments in financial assets	18	284,185	244,053
Derivative financial instruments	19	8,133	-
Cash and cash equivalents	20	239,277	796,902
Total Current Assets		1,243,522	1,839,320
TOTAL ASSETS		9,459,963	8,326,529
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		574,188	578,676
Treasury stock		4,488	-
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(32,998)	-
Acquisition of additional interest in subsidiaries		(20,782)	(20,782)
Reserve for share-based compensation	33	20,375	8,258
Legal reserve		116,840	85,140
Special reserve		375,487	395,249
Reserve for new developments		469,831	492,441
Cumulative translation adjustment		156,905	50,776
Retained earnings		(91,280)	239,328
Total capital and reserves attributable to equity holders of the parent…		2,489,506	2,745,538
Non-controlling interest		428,620	385,151
TOTAL SHAREHOLDERS' EQUITY		2,918,126	3,130,689
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	225,096	211,118
Borrowings….…………	24	4,348,495	2,922,642
Deferred income tax liabilities	25	408,093	395,936
Salaries and social security liabilities	22	4,125	3,160
Provisions	23	181,727	57,737
Total Non-Current Liabilities		5,167,536	3,590,593
Current Liabilities
Trade and other payables	21	606,778	677,010
Income tax and minimum presumed income tax ("MPIT") liabilities		68,054	90,916
Salaries and social security liabilities	22	54,698	49,010
Derivative financial instruments	19	10,678	1,732
Borrowings	24	618,586	772,529
Provisions	23	15,507	14,050
Total Current Liabilities		1,374,301	1,605,247
TOTAL LIABILITIES		6,541,837	5,195,840
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		9,459,963	8,326,529

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income
for the nine and three-month periods beginning on July 1st, 2013 and 2012 and January 1st, 2014 and 2013, respectively and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Revenues	27	2,047,841	1,594,094	673,881	514,058
Costs	28	(947,806)	(791,233)	(305,936)	(256,521)
Gross Profit		1,100,035	802,861	367,945	257,537
Gain from disposal of investment properties	10	115,362	64,019	107,881	8,060
General and administrative expenses	29	(193,902)	(151,130)	(64,523)	(42,144)
Selling expenses	29	(100,534)	(73,244)	(34,773)	(24,712)
Other operating results, net	31	(27,793)	107,173	(10,449)	(7,936)
Profit from operations		893,168	749,679	366,081	190,805
Share of profit of associates and joint ventures	8,9	102,690	15,112	51,507	728
Profit before financial results and income tax		995,858	764,791	417,588	191,533
Finance income	32	89,444	103,479	29,189	45,514
Finance cost	32	(1,533,757)	(553,530)	(807,309)	(195,101)
Other financial results	32	257,315	151,755	202,778	104,381
Financial results, net	32	(1,186,998)	(298,296)	(575,342)	(45,206)
(Loss) / Profit before income tax		(191,140)	466,495	(157,754)	146,327
Income tax	25	112,298	(87,234)	104,986	(12,945)
(Loss) / Profit for the period		(78,842)	379,261	(52,768)	133,382

Attributable to:

Equity holders of the parent	(92,030)	320,638	(70,352)	96,856
Non-controlling interest	13,188	58,623	17,584	36,526

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic	(0.160)	0.554	(0.123)	0.167
Diluted	(0.160)	0.554	(0.123)	0.167

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income
for the nine and three-month periods beginning on July 1st , 2013 and 2012 and January 1st, 2014 and 2013, respectively and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nine months		Three months
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
(Loss) / Profit for the period	(78,842)	379,261	(52,768)	133,382
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	149,786	40,306	78,010	16,573
Other comprehensive income for the period (i)	149,786	40,306	78,010	16,573
Total comprehensive income for the period	70,944	419,567	25,242	149,955

Attributable to:
Equity holders of the parent	14,099	357,551	(15,659)	110,348
Non-controlling interest	56,845	62,016	40,901	39,607

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim consolidated statements of changes in shareholders’ equity for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(92,030)	(92,030)	13,188	(78,842)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	106,129	-	106,129	43,657	149,786
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	106,129	(92,030)	14,099	56,845	70,944
Distribution of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)	-	(250,000)
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	12,117	-	-	-	-	-	12,117	424	12,541
Purchase of Treasury stock	(4,488)	4,488	-	-	(32,998)	-	-	-	-	-	-	-	(32,998)	-	(32,998)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,917)	(3,917)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750	33	783
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,503)	(10,503)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	587	587
Balance at March 31, 2014	574,188	4,488	123,329	793,123	(32,998)	(20,782)	20,375	116,840	375,487	469,831	156,905	(91,280)	2,489,506	428,620	2,918,126

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 957 of Inflation adjustment treasury stock. See Note 26.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim consolidated statements of changes in shareholders’ equity for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	2,595	71,136	419,783	14,502	510,853	2,649,341	390,428	3,039,769
Profit for the period	-	-	-	-	-	-	-	-	320,638	320,638	58,623	379,261
Other comprehensive income for the period	-	-	-	-	-	-	-	36,913	-	36,913	3,393	40,306
Total comprehensive income for the period	-	-	-	-	-	-	-	36,913	320,638	357,551	62,016	419,567
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	14,004	72,658	-	(86,662)	-	-	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)	(15,690)	(195,690)
Acquisition of non-controlling interest by business combination	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(12,915)	-	(12,915)	-	(12,915)
Reserve for share-based compensation (Note 33)	-	-	-	-	5,726	-	-	-	-	5,726	209	5,935
Acquisition of additional interest in subsidiaries	-	-	-	(1,540)	-	-	-	-	-	(1,540)	(824)	(2,364)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	(39,654)	(39,654)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591	34	625
Conversion of notes	-	-	-	-	-	-	-	-	-	-	126	126
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	6,092	6,092
Balance at March 31, 2013	578,676	123,329	793,123	(17,254)	8,321	85,140	492,441	38,500	716,478	2,818,754	505,460	3,324,214

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim consolidated statements of cash flows for the nine-month periods ended March 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2014	03.31.2013
Operating activities:
Cash generated by operations	20	914,162	753,425
Income tax and Minimum Presumed Income tax paid		(227,742)	(212,669)
Net cash generated by operating activities		686,420	540,756
Investing activities:
Capital contributions in associates and joint ventures	8	(1,580)	(39,925)
Purchases of associates and joint ventures	4,8,9	(13,045)	(32,024)
Purchases of investment properties	10	(178,630)	(157,324)
Proceeds from sale of investment properties		254,650	91,456
Purchases of property, plant and equipment	11	(10,804)	(4,445)
Purchases of intangible assets	13	(11,605)	(614)
Purchase of investments in financial assets		(1,757,417)	(702,139)
Proceeds from sale of investments in financial assets		1,109,381	685,831
Advanced payments		(28,999)	(39,554)
Proceeds from sale of joint ventures		15,536	-
Acquisition of subsidiaries, net of cash acquired		-	(117,874)
Interest received		8,551	16,844
Loans granted to associates and joint ventures		-	(813)
Dividends received		16,402	49,602
Net cash used in investing activities		(597,560)	(250,979)
Financing activities:
Proceeds from borrowings		142,002	456,535
Repayments of borrowings		(363,044)	(187,483)
Payment of non-convertible notes		(255,824)	(51,046)
Acquisition of derivative financial instruments		(903)	-
Dividends paid		(106,391)	(180,260)
Acquisition of non-controlling interest in subsidiaries		-	(2,364)
Capital contribution of non-controlling interest		587	6,092
Interest paid		(346,248)	(221,152)
Capital reduction of subsidiaries		(3,917)	(39,654)
Loans from associates and joint ventures, net		17,138	59,147
Payment for acquisition of non-controlling interest		-	(4,460)
Repurchase of treasury stock		(32,998)	-
Payment of seller financing of shares		(1,640)	(6,420)
Payment of seller financing		(1,215)	(658)
Issuance of non-convertible notes		218,262	-
Proceeds from derivative financial instruments		45,696	-
Net cash used in financing activities		(688,495)	(171,723)
Net (decrease) / increase in cash and cash equivalents		(599,635)	118,054
Cash and cash equivalents at beginning of year	20	796,902	259,169
Foreign exchange gain on cash and cash equivalents		42,010	22,053
Cash and cash equivalents at end of period		239,277	399,276

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company” / “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of March 31, 2014, the Group operates in six business segments. See Note 7 to the Condensed Consolidated Financial Statements as of June 30, 2013 for a description of such segments.

Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

The activities of the Group’s segment “Financial operations and others” are carried out mainly through Banco Hipotecario S.A. (“BHSA”), where IRSA has a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”), a company which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ of USA.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issuance by the Board of Directors on May 12, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Group as of June 30, 2013 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended, March 31, 2014 and 2013 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine-month periods ended March 31, 2014 and 2013 results do not necessarily reflect the proportion of the Group’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013, which are described in Note 2 of the Annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2013, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative Information

Balance items as of March 31, 2013 and June 30, 2013 shown in these financial statements for comparative purposes arise from Unaudited Condensed Interim Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

During the period, the Argentine Peso devalued against the US$ and other currencies by around 32%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 39.

3.           Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

In November, 2012, the Group took control over Ribgy 183 LLC (“Rigby”), a company that owns a rental office building located in New York, US (see Note 4 to the annual consolidated financial statements). Therefore, balances as of March 31, 2013 include Rigby's operations from the mentioned date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals

For the nine-month period ended as of March 31, 2014

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10%, of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The transaction price was Ps. 13.0 million, which has already been fully paid. The Group has a warrant to increase its interest in Avenida Inc. up to 37.04%.

Stock call Option agreement for Arcos del Gourmet S.A.

On September 16, 2013, APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest in Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event option is exercised, is US$ 8.0 million. Furthermore, in the mentioned agreement a payment of a fixed amount of Ps. 2.0 million was arranged, which was cancelled, and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years counted from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

Condominios del Alto - Performance of Exchange Agreement

On November 14, 2013 Alto Palermo S.A. (“APSA”) and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Subscription of shares of Dolphin Fund Ltd. (“Dolphin”)

During the nine-month period ended March 31, 2014, the Group has increased its stake in Dolphin Fund Ltd. (Dolphin) by US$109.5 million.

On January 5, 2014, the competent court in dealing with IDB Holding Corporation Ltd. (“IDBH”) debt restructuring has approved the offer made by Dolphin through Dolphin B.V. together with C.A.A. Extra Holdings Limited (“ETH”), a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé, in order to acquired approximately 53.3% of IDB Development Corporation (“IDBD”), controlled by IDBH, within the framework of the debt restructuring process mentioned, pursuant to Israel’s applicable laws. The transaction was closed on May 7, 2014 (See Note 41).

IDBD is one of the Israeli largest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industries, including real estate, retail, agribusiness, oil & gas production, insurance, telecommunications, etc.; controlling companies as Clal Insurance (Insurance Company), Cellcom (Mobile communications), Koor Industries (owner of 40% of Makhteshim Agan Industries-Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others.

Significant sale of investment properties

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million, equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 99.9 million.

On November 15, 2013, IRSA signed the transfer deed for the sale of the 12th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 7.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.           Financial risk management and fair value estimates

5.1	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since year end.

5.2	Fair value estimates

Since June 30, 2013 to the date of these financial statements, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets and liabilities (either measured at fair value or amortized cost), except for our investment in Supertel Hospitality Inc. ("Supertel"), which fair value was affected by the decrease in the market value of its common shares, because of the suspension of dividends’ payment. This had been decided in order to fortify its financial situation. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instrument.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2014:

	March 31, 2014
	Shopping Center	Offices and other properties	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,477,167	242,973	46,451	253,971	64,322	457	2,085,341
Costs	(665,171)	(79,757)	(25,440)	(158,915)	(42,492)	(241)	(972,016)
Gross Profit	811,996	163,216	21,011	95,056	21,830	216	1,113,325
Gain from disposal of investment properties	-	-	115,362	-	-	-	115,362
General and administrative expenses	(72,207)	(31,349)	(27,726)	(44,609)	(19,421)	(55)	(195,367)
Selling expenses	(49,275)	(13,962)	(8,314)	(31,604)	-	250	(102,905)
Other operating results, net	(23,088)	(1,765)	(2,414)	(761)	423	(2,001)	(29,606)
Profit / (loss) from operations	667,426	116,140	97,919	18,082	2,832	(1,590)	900,809
Share of profit / (loss) of associates and joint ventures	-	(244)	3,874	556	(80,848)	160,159	83,497
Segment Profit / (Loss) before financial results and income tax	667,426	115,896	101,793	18,638	(78,016)	158,569	984,306
Investment properties	2,296,390	772,176	367,573	-	1,085,925	-	4,522,064
Property, plant and equipment	18,224	19,645	3,806	160,331	263	-	202,269
Trading properties	-	-	219,529	-	2,904	-	222,433
Goodwill	1,667	9,392	-	-	75,843	-	86,902
Inventories	9,860	-	582	8,022	-	-	18,464
Investments in associates	-	23,850	35,795	21,895	1,637	1,245,266	1,328,443
Operating assets	2,326,141	825,063	627,285	190,248	1,166,572	1,245,266	6,380,575

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2013:

	March 31, 2013
	Shopping Center	Office and other properties	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,173,547	214,040	117,178	174,694	25,632	1,100	1,706,191
Costs	(556,053)	(85,962)	(89,066)	(126,233)	(20,361)	(845)	(878,520)
Gross Profit	617,494	128,078	28,112	48,461	5,271	255	827,671
Gain from disposal of investment properties	-	-	64,019	-	-	-	64,019
General and administrative expenses	(47,693)	(31,392)	(28,113)	(36,935)	(9,105)	(216)	(153,454)
Selling expenses	(39,023)	(8,667)	(12,609)	(21,205)	-	(187)	(81,691)
Other operating results, net	(17,590)	(1,895)	(8,230)	456	134,487	(616)	106,612
Profit / (Loss) from operations	513,188	86,124	43,179	(9,223)	130,653	(764)	763,157
Share of profit / (loss) of associates and joint ventures	-	-	1,478	(4)	(58,446)	62,924	5,952
Segment profit / (loss) before financial results and income tax	513,188	86,124	44,657	(9,227)	72,207	62,160	769,109
Investment properties	2,215,383	845,322	382,383	-	710,525	-	4,153,613
Property, plant and equipment	13,372	23,589	3,795	171,002	199	-	211,957
Trading properties	-	-	144,150	-	81,691	-	225,841
Goodwill	1,667	9,392	-	-	48,547	-	59,606
Inventories	10,140	-	511	5,984	-	-	16,635
Investments in associates	-	32,024	26,873	21,252	691	1,082,112	1,162,952
Operating assets	2,240,562	910,327	557,712	198,238	841,653	1,082,112	5,830,604

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Operating results of the Cyrsa S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Canteras Natal Crespo S.A. (for the comparative period), Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. joint ventures have been presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	March 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per statements of income
Revenues	2,085,341	(37,282)	(218)	2,047,841
Costs	(972,016)	24,210	-	(947,806)
Gross profit	1,113,325	(13,072)	(218)	1,100,035
Gain from disposal of investment properties	115,362	-	-	115,362
General and administrative expenses	(195,367)	636	829	(193,902)
Selling expenses	(102,905)	2,261	110	(100,534)
Other operating results, net	(29,606)	2,534	(721)	(27,793)
Profit from operations	900,809	(7,641)	-	893,168
Share of profit of associates and joint ventures	83,497	19,193	-	102,690
Segment profit before financial results and income tax	984,306	11,552	-	995,858

	March 31, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per statements of income
Revenues	1,706,191	(111,141)	(956)	1,594,094
Costs	(878,520)	87,287	-	(791,233)
Gross profit	827,671	(23,854)	(956)	802,861
Gain from disposal of investment properties	64,019	-	-	64,019
General and administrative expenses	(153,454)	1,035	1,289	(151,130)
Selling expenses	(81,691)	8,366	81	(73,244)
Other operating results, net	106,612	975	(414)	107,173
Profit from operations	763,157	(13,478)	-	749,679
Share of profit of associates and	5,952	9,160	-	15,112
Segment profit before financial results and income tax	769,109	(4,318)	-	764,791

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

	March 31, 2014	March 31, 2013
Total reportable assets as per segment information	6,380,575	5,830,604
Investment properties	(159,992)	(168,843)
Property, plant and equipment	(104)	(122)
Trading properties	(6,339)	(33,750)
Goodwill	(5,234)	(5,235)
Inventories	(189)	(104)
Investments in associates and joint ventures	284,513	267,736
Total assets as per the statements of financial position	6,493,230	5,890,286

7.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statements of financial position

	Panamerican Mall S.A. (“PAMSA”)		Rigby
	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
ASSETS
Total non-current assets	587,980	623,809	1,119,229	761,997
Total current assets	333,769	191,911	16,252	18,088
TOTAL ASSETS	921,749	815,720	1,135,481	780,085
LIABILITIES
Total non-current liabilities	20,683	23,239	653,004	439,432
Total current liabilities	72,388	58,681	6,902	5,961
TOTAL LIABILITIES	93,071	81,920	659,906	445,393
NET ASSETS	828,678	733,800	475,575	334,692

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about main subsidiaries (Continued)

Summarized statements of income and statements of comprehensive income

	PAMSA		Rigby
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Revenues	191,843	151,650	64,322	25,632
Profit before income tax	147,057	72,359	(1,831)	(2,609)
Income tax expense	(52,374)	(26,351)	-	-
Profit for the period	94,683	46,008	(1,831)	(2,609)
Total comprehensive income for the period	94,683	46,008	(1,831)	(2,609)
Profit attributable to non-controlling interest	18,937	9,202	(467)	(559)
Dividends paid to non-controlling interest	-	5,000	-	-

Summarized cash flows

	PAMSA		Rigby
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net cash generated by operating activities	82,603	76,089	16,650	5,693
Net cash used in investing activities	(17,436)	(59,802)	(7,275)	(1,522)
Net cash used in financing activities	43	(25,137)	(15,362)	3,812
Net increase in cash and cash equivalents	65,210	(8,850)	(5,987)	7,983
Foreign exchange gain on cash and cash equivalents	2,675	1,644	1,661	587
Cash and cash equivalents at beginning of period	11,416	29,885	13,907	486
Cash and cash equivalents at end of period	79,301	22,679	9,581	9,056

The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Interests in joint ventures

As of March 31, 2014 and June 30, 2013, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF and Entertainment Holding S.A. ("EHSA"). The shares in these joint ventures are not publicly traded.

In November 29, 2012, the Group acquired shares of common stock, representing 50% of EHSA´s capital stock and votes, for an amount of Ps. 21.2 million. The fair value of the net assets acquired determined as of the purchase date amounted to Ps. 5.4 million. Therefore, the Group recognized a goodwill of Ps. 26.6 million.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. The Company is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Beginning of period / year	287,846	228,970
Acquisition of joint ventures	(12)	25,899
Capital contributions	1,561	29,828
Sale of joint ventures	-	(5,774)
Cash dividends (ii)	-	(1,250)
Share of profit, net	18,949	10,173
End of period / year	(i) 308,344	287,846

(i)	Includes a balance of Ps. (19) reflecting interests in companies with negative equity as of March 31, 2014 which are disclosed in “Provisions” (see Note 23).
(ii)	During the year ended June 30, 2013, the Group cashed dividends from Nuevo Puerto Santa Fe S.A. in the amount of Ps. 1.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of June 30, 2013, the associates of the Group were New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

During the current period, the Group has acquired interests in associates Avenida Inc. and Avenida Compras S.A. (see Note 4). Consequently, as of March 31, 2014 the associates of the Group are New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”), Bitania 26 S.A., Avenida Inc. and Avenida Compras S.A..

Changes in the Group’s investments in associates for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	1,096,999	1,216,845
Acquisition of associates	13,057	-
Capital contributions	19	37,610
Share of profit, net	83,741	(17,564)
Currency translation adjustment	(38,814)	(1,300)
Cash dividends (ii)	(9,977)	(35,277)
Decrease for the taking over	-	(103,315)
End of the period / year (i)	1,145,025	1,096,999

(i)       Includes Ps. (159,568) and Ps. (39,091) reflecting interests in companies with negative equity as of March 31, 2014 and June 30, 2013, respectively, which are disclosed in “Provisions” (see Note 23).
(ii)      During the period, the Group cashed dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively. During the year ended June 30, 2013, the Group cashed dividends from Manibil S.A. and BHSA in the amount of Ps. 4.8 million and Ps. 30.5 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Shopping Center	Office and other rental properties	Undeveloped parcel of lands	Properties under development	Total
At July 1st, 2012:
Costs	3,048,649	1,049,407	365,828	50,262	4,514,146
Accumulated depreciation	(1,097,669)	(141,251)	-	-	(1,238,920)
Residual value	1,950,980	908,156	365,828	50,262	3,275,226
Year ended June 30, 2013
Opening residual value	1,950,980	908,156	365,828	50,262	3,275,226
Additions	51,231	13,275	1,763	144,187	210,456
Currency translation adjustment	-	77,769	-	-	77,769
Acquisition of subsidiaries	-	679,219	-	-	679,219
Transfers	(86)	86	-	-	-
Disposals	(65)	(62,792)	-	-	(62,857)
Depreciation charge (i)	(142,162)	(45,121)	-	-	(187,283)
Residual value at year end	1,859,898	1,570,592	367,591	194,449	3,992,530
At June 30, 2013:
Costs	3,099,729	1,755,501	367,591	194,449	5,417,270
Accumulated depreciation	(1,239,831)	(184,909)	-	-	(1,424,740)
Residual value	1,859,898	1,570,592	367,591	194,449	3,992,530
Period ended March 31, 2014:
Opening residual value	1,859,898	1,570,592	367,591	194,449	3,992,530
Additions	19,213	19,791	107	139,519	178,630
Currency translation adjustment	-	357,256	-	-	357,256
Disposals	-	(20,352)	-	-	(20,352)
Depreciation charge (i)	(98,771)	(47,221)	-	-	(145,992)
Residual value at period end	1,780,340	1,880,066	367,698	333,968	4,362,072
At March 31, 2014:
Costs	3,118,942	2,112,196	367,698	333,968	5,932,804
Accumulated depreciation	(1,338,602)	(232,130)	-	-	(1,570,732)
Residual value	1,780,340	1,880,066	367,698	333,968	4,362,072

(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.           Investment properties (Continued)

The following amounts have been recognized in the statements of income:

	March 31, 2014	March 31, 2013
Rental and service income	1,767,480	1,398,125
Direct operating expenses	(778,261)	(654,310)
Gain from disposal of investment properties	115,362	64,019
Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.. As of March 31, 2014 and June 30, 2013 works in Shopping Neuquén S.A. amount to Ps. 83,233 and Ps. 43,138, respectively. Works in Arcos del Gourmet as of March 31, 2014 and June 30, 2013 amount to Ps. 235,737 and Ps. 136,313, respectively.

As of March 31, 2014 contractual obligations mainly correspond to constructions regarding to both projects. In Shopping Neuquén S.A. contractual obligations amount to Ps. 205 million and the Project is expected to be completed in September, 2014. In Arcos del Gourmet S.A. contractual obligations amount to Ps. 234. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 1, 2014, the government of the City of Buenos Aires granted a new environmental clearing certificate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Hotels buildings and facilities	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2012:
Costs	376,671	61,291	13,394	78,370	512	530,238
Accumulated depreciation	(194,849)	(30,533)	(9,513)	(66,805)	(505)	(302,205)
Residual value	181,822	30,758	3,881	11,565	7	228,033
Year ended June 30, 2013
Opening residual value	181,822	30,758	3,881	11,565	7	228,033
Additions	3,872	1,483	585	9,479	-	15,419
Currency translation adjustment	-	-	959	-	-	959
Disposals	-	-	(602)	(3)	-	(605)
Depreciation charge (i)	(17,494)	(6,720)	(783)	(6,129)	(7)	(31,133)
Residual value at year end	168,200	25,521	4,040	14,912	-	212,673
At June 30, 2013:
Costs	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Period ended March 31, 2014
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	2,777	1,596	723	6,247	-	11,343
Currency translation adjustment	-	-	88	-	-	88
Disposals	(24)	-	-	(36)	-	(60)
Depreciation charge (i)	(10,624)	(5,159)	(646)	(5,450)	-	(21,879)
Residual value at period end	160,329	21,958	4,205	15,673	-	202,165
At March 31, 2014:
Costs	383,296	64,369	15,147	94,057	512	557,381
Accumulated depreciation	(222,967)	(42,411)	(10,942)	(78,384)	(512)	(355,216)
Residual value	160,329	21,958	4,205	15,673	-	202,165

(i)     Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in the Statement of Income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2012	13,726	82,958	80,139	176,823
Additions	19	1,463	-	1,482
Currency translation adjustment	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,948)	-	-	(5,948)
At June 30, 2013	7,797	163,622	18,695	190,114
Additions	1,400	2,413	-	3,813
Currency translation adjustment	-	26,953	-	26,953
Transfers	7,351	(7,351)	-	-
Disposals	(4,786)	-	-	(4,786)
At March 31, 2014	11,762	185,637	18,695	216,094

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Goodwill	Computer Software	Rights of use (ii)	Others	Total
At July 1st, 2012:
Costs	5,824	16,961	20,873	898	44,556
Accumulated depreciation	-	(14,486)	-	(681)	(15,167)
Residual value	5,824	2,475	20,873	217	29,389
Year ended June 30, 2013:
Opening residual value	5,824	2,475	20,873	217	29,389
Additions	-	791	-	9	800
Currency translation adjustment	5,346	-	-	-	5,346
Acquisition of subsidiaries	45,723	-	-	-	45,723
Amortization charges (i)	-	(1,512)	-	(93)	(1,605)
Residual value at year end	56,893	1,754	20,873	133	79,653
At June 30, 2013:
Costs	56,893	17,752	20,873	907	96,425
Accumulated depreciation	-	(15,998)	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	133	79,653
Period ended March 31, 2014:
Opening residual value	56,893	1,754	20,873	133	79,653
Additions	-	652	-	10,953	11,605
Currency translation adjustment	24,775	-	-	-	24,775
Amortization charges (i)	-	(795)	-	(60)	(855)
Residual value at period end	81,668	1,611	20,873	11,026	115,178
Period ended March 31, 2014:
Costs	81,668	18,404	20,873	11,860	132,805
Accumulated depreciation	-	(16,793)	-	(834)	(17,627)
Residual value	81,668	1,611	20,873	11,026	115,178

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the Statement of Income (Note 29). There are no impairment charges for any of the years / period presented.

(ii)	Correspond to the project Arcos del Gourmet, which has not been amortized yet because it is still in the development stage.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

Group’s inventories as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Current
Hotel supplies	8,022	5,962
Materials and others items of inventories	10,253	10,359
Current inventories	18,275	16,321
Total inventories	18,275	16,321

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of ended. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel and the Arcos del Gourmet S.A.´s stock option (with a fair value of zero at the end of the period).

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer “CFO”.

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2014 and June 30, 2013 and their allocation to the fair value hierarchy:

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	66,556	-	-	66,556
- Investment in equity securities in Hersha	46,069	-	-	46,069
- Investment in equity securities in Supertel	-	-	57,123	57,123
- Mutual funds	970,544	-	-	970,544
- Banco Macro bonds	1,339	-	-	1,339
- Public companies securities	50	-	-	50
- Don Mario S.G.R.	13,474	-	-	13,474
- Governments bonds	165,549	-	-	165,549
- Investment in Supertel convertible loan	-	15,747	-	15,747
Derivative financial instruments:
- Foreign currency future contracts	-	3,400	-	3,400
- Interest rate swaps	-	11,633	-	11,633
Cash and cash equivalents:
- Mutual funds	2,038	-	-	2,038
Total assets	1,265,619	30,780	57,123	1,353,522

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency futures	-	10,678	-	10,678
Total liabilities	-	10,678	-	10,678

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Investment in equity securities in Supertel	-	-	139,120	139,120
- Mutual funds	74,957	-	-	74,957
- Mortgage bonds	540	-	-	540
- Non- Convertible Notes related parties (Note 34)	5,136	-	-	5,136
- Banco Macro bonds	781	-	-	781
- Don Mario S.G.R.	11,691	-	-	11,691
- Others	3	-	-	3
- Government Bonds	161,602	-	-	161,602
Derivative financial instruments:
- Interest rate swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents:
- Mutual funds	5,289	-	-	5,289
Total assets	347,021	4,259	156,069	507,349

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign currency-contracts	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

The following table presents the changes in Level 3 instruments for the period ended March 31, 2014:

	Shares of Supertel	Warrants of Supertel	Total
Balance at June 30, 2013	139,120	16,949	156,069
Total losses for the period (i)	(81,997)	(16,949)	(98,946)
Balance at March 31, 2014	57,123	-	57,123

(i)       The loss is not realized as of March 31, 2014 and is accounted for under “Financial results, net” in the statement of income (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.         Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observables in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million. As of March 31, 2014, the fair value of the Warrants of Supertel determined using the mentioned technique was minor than the gain not recognized at the time of initial recognition; remaining thus the Warrants remain valued at an amount of 0.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of March 31, 2014, would reduce pre-tax income by Ps. 2.6 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of March 31, 2014, would reduce pre-tax income by Ps. 7.5 million. The rate used as of March 31, 2014 was 14.25%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market Interest-Rate curve; Foreign exchange curve.
Interest rate swaps	Discounted cash flow	Theoretical price	Interest rate forward contract and flows of funds.
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor curve).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor curve).
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.
Investment in Supertel convertible loan	Discounted cash flow	-	Discount interest rate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Restricted assets

Group’s restricted assets as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Deposit in escrow	18,334	10,881
Total non-current restricted assets	18,334	10,881
Current
Deposit in escrow	2,074	1,022
Total current restricted assets	2,074	1,022
Total restricted assets	20,408	11,903

17.           Trade and other receivables

Group’s trade and other receivables as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Non-current
Trade, leases and services receivables	66,082	58,783
Consumer financing receivables	-	214
Less: allowance for trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	63,874	56,731
Trade receivables of joint venture	3,161	2,147
VAT receivables	19,357	19,345
Loans granted	1,116	-
Prepaid expenses	9,431	5,210
Others	667	686
Total Non-current other receivables	33,732	27,388
Related parties (Note 34)	1,103	1,007
Total non-current trade and other receivables	98,709	85,126

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.           Trade and other receivables (Continued)

	March 31, 2014	June 30, 2013
Current
Consumer financing receivables	14,992	15,735
Sale, leases and services receivables	240,277	376,431
Receivables from hotel operations	44,566	26,201
Checks to be deposited	180,021	147,866
Trade and lease debtors under legal proceedings	55,889	50,145
Less: allowance for trade receivables	(78,620)	(76,684)
Total current trade receivables	457,125	539,694
Joint ventures receivables	7,270	20,555
VAT receivables	8,505	19,656
Other tax receivables	8,646	13,426
Loans granted	9,182	47,274
Prepaid expenses	64,519	49,271
Advance to vendors	71,245	40,710
Dividends received	7,882	2,828
Others	14,908	11,672
Less: allowance for other receivables	(198)	(198)
Total current other receivables	191,959	205,194
Related parties (Note 34)	29,425	24,445
Total current trade and other receivables	678,509	769,333
Total trade and other receivables	777,218	854,459

Movements on the Group’s allowance for trade and other receivables are as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	79,148	68,107
Additions	11,121	18,792
Unused amounts reversed	(5,691)	(5,967)
Used during the period / year	(3,552)	(1,549)
Receivables written off	-	(235)
End of the period / year	81,026	79,148

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 29). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.           Investments in financial assets

Group’s investments in financial assets as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A.	66,556	56,859
Investment in equity securities in Hersha	46,069	30,163
Investment in equity securities in Supertel	57,123	139,120
Investment in Supertel convertible loan (Note 34) (i)	15,747	-
Don Mario S.G.R.	10,000	10,060
Mutual funds (Note 34) (ii)	872,673	17,249
Others	-	3
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	7,000	14,001
Total investments in non-current financial assets	1,075,168	267,455
Current
Financial assets at fair value
Mutual funds	97,871	57,708
Mortgage bonds (Note 34)	-	540
Banco Macro bonds	1,339	781
Don Mario S.G.R.	3,474	1,631
Non-Convertible Notes related parties (Note 34)	-	5,136
Public companies securities	50	-
Government bonds	165,549	161,602
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	15,902	16,655
Total investments in current financial assets	284,185	244,053
Total investments in financial assets	1,359,353	511,508

(i)
 On January 9, 2014, Real Estate Strategies LP ("RES") entered into a loan agreement of up to US$ 2.0 million with Supertel Hospitality Inc. ("SPPR"). In the event that SPPR successfully completes rights offering not later than April 15, 2014, RES agrees convert the balance of the loan at such time for shares of common stock of SPPR. In the event that SPPR fails to make an initial public offering within the term agreed, RES is entitled to convert the loan until July 9, 2015 (subject to any ownership limitation that may apply). Since SPPR did not complete this rights offering on or before April 15, 2014, the interest rate increased to 12.5% per annum. Subject to the limitations indicated above, RES has the option, until July 9, 2015 to convert   the loan it into shares of common stock. In such a case, the conversion price per share will be equal to the greater of (a) the average weighted price of common stock of company for the five trading days preceding the day RES exercises the Loan Conversions or (b) the greater of book or market value of the common stock at the time.

(ii)	During the period ended March 31, 2014, the Group has subscribed shares of Dolphin Fund Ltd. for an amount of US$ 109.5 million (see Note 41)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative financial instruments

Group’s derivative financial instruments as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Assets
Non-current
Interest rate swaps	6,900	4,259
Warrants of Supertel	-	16,949
Total non-current derivative financial instruments	6,900	21,208

Current
Interest rate swaps	4,733	-
Foreign currency future contracts (Note 34)	3,400	-
Total current derivative financial instruments	8,133	-
Total assets	15,033	21,208

Liabilities
Current
Foreign currency-contracts (Note 34)	(10,678)	(1,732)
Total current derivative financial instruments	(10,678)	(1,732)
Total derivative financial instruments	4,355	19,476

20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Cash at bank and on hand	237,239	725,220
Time deposits in local currency	-	66,393
Mutual funds	2,038	5,289
Total cash and cash equivalents	239,277	796,902

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2014 and 2013:

	Note	March 31, 2014	March 31, 2013
(Loss) / Profit for the period		(78,842)	379,261
Adjustments for:
Income tax expense	25	(112,298)	87,234
Disposals of unused property, plant and equipment	11	60	365
Amortization and depreciation	29	168,726	162,743
Gain from disposal of investment properties	10	(115,362)	(64,019)
Dividends earned	32	(10,741)	(20,470)
Share-based payments	33	12,541	5,935
Profit / (loss) from purchase of subsidiaries and joint ventures	31	-	(137,062)
(Gain) / loss on derivative financial instruments	32	(27,492)	(5,390)
Changes in fair value of investments in financial assets	32	(229,823)	(147,527)
Interest expense, net	32	316,905	211,462
Provisions and allowances		71,012	73,097
Share of profit of associates and joint ventures	8,9	(102,690)	(15,112)
Loss / (gain) on repurchase of Non-Convertible notes	32	12,874	-
Unrealized foreign exchange loss, net		1,108,603	205,343
Changes in operating assets and liabilities:
Increase in inventories		(1,954)	(872)
Decrease / (Increase) in trading properties		2,373	(1,659)
Decrease / (Increase) in trade and other receivables		3,658	(19,902)
Increase in restricted founds		-	(724)
(Decrease) / Increase in trade and other payables		(108,363)	39,502
Increase in salaries and social security liabilities		6,653	1,897
Decrease in provisions		(1,678)	(677)
Net cash generated by operating activities before income tax paid		914,162	753,425

The following table shows a detail of non-cash transactions occurred in the periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Increase in investments in financial assets through an increase in borrowings	-	18,767
Reimbursement of expired dividends	784	625
Dividends payable	-	54,097
Conversion of notes	-	126
Increase in borrowings through a decrease in dividends payable	160,173	-
Increase in property, plant and equipment through an increase in borrowings	539	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Trade and other liabilities

Group’s trade and other payables as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Admission rights	118,079	112,655
Sales, rent and services payments received in advance	52,490	53,301
Guarantee deposits	21,778	17,350
Non-current trade payables	192,347	183,306
Other tax liabilities	1,135	-
Tax payment facilities plan	13,631	15,640
Deferred income tax	8,039	8,637
Others	9,739	3,515
Non-current other payables	32,544	27,792
Related parties (Note 34)	205	20
Non-current trade and other payables	225,096	211,118
Current
Trade payables	84,520	59,637
Accrued invoices	81,717	76,339
Guarantee deposits	11,126	5,974
Admission rights	110,960	98,656
Sales, rent and services payments received in advance	200,113	191,478
Current trade payables	488,436	432,084
VAT payables	30,199	26,718
Deferred revenue	495	1,087
Other tax liabilities	24,097	30,889
Dividends payable to non-controlling shareholders	1,718	8,562
Others	8,482	6,399
Current other payables	64,991	73,655
Related parties (Note 34)	53,351	171,271
Current trade and other payables	606,778	677,010
Total trade and other payables	831,874	888,128

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-Current
Social security payable	4,125	3,160
Total Non-Current salaries and social security liabilities	4,125	3,160

Current
Provision for vacation, bonuses and others	40,819	32,080
Social security payable	13,012	16,628
Others	867	302
Current salaries and social security liabilities	54,698	49,010
Total salaries and social security liabilities	58,823	52,170

23.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Investments in associates and joint ventures (*)	Total
At June 30, 2013	31,010	1,686	39,091	71,787
Additions	11,784	377	81,218	93,379
Recovery	(5,055)	(477)	-	(5,532)
Used during the period	(1,678)	-	-	(1,678)
Currency translation adjustment	-	-	39,278	39,278
At March 31, 2014	36,061	1,586	159,587	197,234

(*)	Corresponds to equity interests with negative equity.

The breakdown of current and non-current provisions is as follows:

	March 31, 2014	June 30, 2013
Non-current	181,727	57,737
Current	15,507	14,050
	197,234	71,787

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings

The breakdown of the Group borrowings as of March 31, 2014 and June 30, 2013 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Principal nominal value	March 31, 2014	June 30, 2013
Non-current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,400	208,387	-
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	1,190,622	784,855
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,800	10,761	-
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	862,918	575,705
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	1,114,011	789,655
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	4,500	18,737	14,900
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	77,441	49,327
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	2,618	21,860	14,144
Bank loans	Unsecured	Ps.	Fixed	15.25%	9,432	8,016	-
Syndicated loan (iv)	Unsecured	Ps.	Fixed	(iv)	202,780	100,097	175,604
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	(v)	42,556	9,618	19,163
Banco M&T loan	Secured	US$	Floating	Libor + 2.55%	75,000	594,668	399,691
Related party (Note 34)	Unsecured	Ps.	Floating	Badlar	101,692	130,012	98,328
Finance lease obligations	Secured	US$	Fixed	7.5%	499	1,347	1,270
Total Non-current borrowings						4,348,495	2,922,642

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	March 31, 2014	June 30, 2013
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,400	5,062	-
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	15,735	26,675
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,800	226	-
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	26,050	5,499
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	25,105	40,604
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar 2.49%	153,152	-	52,240
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	8,458	-	137,750
Short-term loans	Unsecured	Ps.	Fixed	29%	31,432	27,350	-
Bank overdrafts	Unsecured	Ps.	Floating	-	-	143,375	418,730
Syndicated loan (iv)	Unsecured	Ps.	Fixed	(iv)	202,780	101,307	51,005
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	(v)	42,556	33,333	9,625
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	4,500	2,294	12,809
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	3,787	3,397
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	-	-	11,408
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	2,618	20,329	1,544
Related parties (Note 34)	Unsecured	US$	Fixed	1.5%	26,441	212,778	-
Finance lease obligations	Secured	US$	Fixed	7.5%	499	1,855	1,243
Total Current borrowings						618,586	772,529
Borrowings						4,967,081	3,695,171

NCN: Non-convertible notes.

(i) Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii) Seller financing - Arcos del Gourmet S.A. (intangible assets).
(iii) Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.
(iv) On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 34).
(v) On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.
(vi) Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings (Continued)

During the period ended March 31, 2014, the Group through APSA, acquired nominal value 770,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 7.2 million and nominal value 1,000,000 of IRSA´s Non-convertible Notes due 2017, for a total amount of Ps. 8.5 million. In addition, during the same period, the Group through PAMSA, acquired nominal value 3,125,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 25.8 million. This acquisitions of own Non-convertible Notes generated a loss of Ps. 12.9 million included in “Financial results, net”.

Notes issued by IRSA

NCN Class V and VI

On February 26, 2014 Class V and VI Non-Convertible notes were issued for the amount of Ps. 220.2 million.

Class V Non-Convertible notes were issued for the amount of Ps. 209,397,900. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 395 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 18 months from the date of issue. Interest will be payable quarterly on the 26th day of May of 2014, August 26, 2014, November 26, 2014, February 26, 2015, May 26, 2015 and August 26, 2015.

Class VI Non-Convertible notes were issued for the amount of Ps. 10,790,322. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 450 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 36 months from the date of issue. Interest will be payable quarterly on the 26th day of May of 2014, August 26, 2014, November 26, 2014, February 26, 2015 May 26, 2015 and August 26, 2015, November 26, 2015, February 26, 2016, May 26, 2016, August 26, 2016, November 28, 2016 and February 27, 2017.

25.	Tax

The details of the provision for the Group’s income tax, were as follows:

	March 31, 2014	March 31, 2013
Current income tax	(185,112)	(165,190)
Deferred income tax	297,410	77,956
Income tax gain	112,298	(87,234)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Tax (Continued)

The gross movement on the deferred income tax account is as follows:

	March 31, 2014	June 30, 2013
Beginning of the period /year	(310,700)	(376,977)
Acquisition of subsidiary	-	(26,103)
Currency translation adjustment	(22,723)	(4,068)
Income tax and deferred income tax	297,410	96,448
End of the period / year	(36,013)	(310,700)
The Group did not recognize deferred income tax assets of Ps. 28.7 million and Ps. 32.5 million as of March 31, 2014 and June 30, 2013, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	(62,138)	178,361
Permanent differences:
Share of loss of associates and joint ventures	(35,942)	(5,289)
Unrecognized tax losses	(754)	(23,800)
Non-taxable income	(18,634)	(59,817)
Others	5,170	(2,221)
Income tax gain	(112,298)	87,234

26.	Shareholders’ equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Shareholders’ Equity (Continued)

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10,00 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the period ended March 31, 2014, the Company repurchased 347,661 common shares (nominal value Ps. 1 per share) for a total of Ps. 3.0 million and 395,860 GDS (representing 3,958,600 common shares) for a total amount of US$ 4.6 million.

Dividends

Dividends approved for distribution among shareholders for the year ended June 30, 2013 amounted to Ps. 250 million which were approved at the Annual General Shareholders’ Meeting on October 31, 2013.

During the period ended March 31, 2014 the Company has paid dividends for an amount of Ps. 106.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Revenues

	March 31, 2014	March 31, 2013
Base rent	779,963	600,070
Contingent rent	230,725	184,351
Admission rights	92,538	78,339
Averaging scheduled rent escalation	15,563	13,031
Parking fees	59,446	44,981
Letting fees	32,824	28,123
Service charges	533,128	422,078
Property management fee	19,821	25,229
Others	3,472	1,923
Total rental and service income	1,767,480	1,398,125
Sale of trading properties	25,933	20,175
Revenue from hotel operations	253,971	174,694
Consumer financing	457	1,100
Total other revenues	280,361	195,969
Total revenues	2,047,841	1,594,094

28.	Cost

	March 31, 2014	March 31, 2013
Costs of rental and services	778,261	654,310
Costs of sale and development	10,389	9,845
Costs from hotel operations	158,915	126,233
Costs from consumer financing	241	845
Total costs	947,806	791,233

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended March 31, 2014:

	Group Costs
	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	106	215,906	-	90,079	63,305	16,104	385,500
Maintenance, security, cleaning, repair and others	2,627	181,554	3	18,778	11,390	482	214,834
Depreciation and amortization	4	156,105	-	8,285	4,161	171	168,726
Advertising and other selling expenses	11	118,212	-	3,352	-	18,489	140,064
Taxes, rates and contributions	1,823	62,543	-	-	6,307	50,741	121,414
Directors’ fees	-	-	-	-	58,953	-	58,953
Fees and payments for services	34	20,464	236	1,726	30,333	3,977	56,770
Food, beverage and other lodging expenses	-	-	-	36,105	4,802	2,788	43,695
Leases and expenses	974	11,985	-	285	6,323	811	20,378
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	38	5,392	5,430
Cost of sales of properties	4,786	-	-	-	-	-	4,786
Others	24	11,492	2	305	8,290	1,579	21,692
Total expenses by nature	10,389	778,261	241	158,915	193,902	100,534	1,242,242

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended March 31, 2013:

	Group costs
	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	475	169,149	3	71,364	42,558	12,773	296,322
Maintenance, security, cleaning, repairs and others	1,929	157,114	34	16,307	8,085	487	183,956
Depreciation and amortization	-	147,156	-	10,851	4,573	163	162,743
Advertising and other selling expenses	-	86,539	-	3,655	-	12,113	102,307
Taxes, rates and contributions	1,041	47,515	-	-	5,229	36,690	90,475
Directors’ fees	-	-	-	-	57,529	-	57,529
Fees and payments for services	103	22,466	802	969	22,679	2,632	49,651
Food, beverage and other lodging expenses	-	-	-	22,435	2,085	505	25,025
Leases and expenses	1,285	15,909	-	134	1,414	647	19,389
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	5,648	5,648
Cost of sales of properties	4,984	-	-	-	-	-	4,984
Others	28	8,462	6	518	6,978	1,586	17,578
Total expenses by nature	9,845	654,310	845	126,233	151,130	73,244	1,015,607

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Employee costs

	March 31, 2014	March 31, 2013
Salaries, bonuses and social security expenses	372,339	290,387
Equity incentive plan cost	12,541	5,935
Defined contribution plan cost	620	-
Total employee costs	385,500	296,322

31.	Other operating results, net

	March 31, 2014	March 31, 2013
Gain from purchase of subsidiaries	-	137,062
Tax on shareholders´ personal assets	(3,691)	(4,681)
Donations	(15,966)	(7,606)
Judgments and other contingencies (1)	(8,350)	(12,443)
Others	214	(5,159)
Total other operating results, net	(27,793)	107,173

(1)	Includes legal expenses.

32.	Financial result, net

	March 31, 2014	March 31, 2013
Finance income:
- Interest income	42,590	22,816
- Foreign exchange	36,113	58,136
- Dividends income	10,741	20,470
- Gain from repurchase of non-convertible Notes	-	2,057
Total finance income	89,444	103,479
Finance costs:
- Interest expense	(359,495)	(234,278)
- Foreign exchange	(1,138,470)	(291,627)
- Less from repurchase of non-convertible Notes	(12,874)	-
- Other finance costs	(40,124)	(33,674)
Subtotal finance costs	(1,550,963)	(559,579)
Less: Finance costs capitalized	17,206	6,049
Total finance costs	(1,533,757)	(553,530)
Other finance costs:
- Fair value gain of financial assets at fair value through profit or loss, net	229,823	147,527
- Gain / (Loss) on derivative financial instruments, net	27,492	4,228
Total other finance costs	257,315	151,755
Total financial results, net	(1,186,998)	(298,296)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Share-based payments

Equity incentive plan

The Group incurred a charge of Ps. 12,541 million and Ps. 5,935 million for the nine-month periods ended March 31, 2014 and 2013, respectively, related to the awards granted under the Equity Incentive Plan and were granted 1,739,147 shares over the period.

34.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2014:

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		non-current	current	non-current	current	non-current	current	non-current	current	current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	4,316	-	(27)	-	-	-
	Corporate services	-	-	-	-	-	(32,043)	-	-	-
	Sale of goods and services	-	-	-	701	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(212,713)	-
	Non-Convertible Notes	7	15,902	-	-	-	-	(56,054)	(1,443)	-
	Shared based payments	-	-	-	624	-	-	-	-	-
Total Parent Company		7	15,902	-	5,641	-	(32,070)	(56,054)	(214,156)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	66	-	(1,094)	-	-	-
	Borrowings	-	-	-	-	-	-	(27,780)	(18,855)	-
	Derivatives	-	-	-	-	-	-	-	-	(1,553)
	Leases and/or rights of use	-	-	-	2,730	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	752	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,261	-	-	-	-	-
Banco de crédito y securitización	Reimbursement of expenses	-	-	-	35	-	-	-	-	-
	Leases and/or rights of use	-	-	-	988	-	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	19	(185)	(234)	-	-	-
	Reimbursement of expenses	-	-	-	620	-	-	-	-	-
	Customers advances	-	-	-	-	-	(271)	-	-	-
Total Associates		-	-	-	7,471	(185)	(1,599)	(27,780)	(18,855)	(1,553)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		non-current	current	non-current	current	non-current	current	non-current	current	current
Joint ventures
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	12	-	-	-	-	-
	Borrowings	-	-	1,103		-	-	-	-	-
	Reimbursement of expenses	-	-	-	16	-	-	-	-	-
Entertaiment Holding S.A.	Reimbursement of expenses	-	-	-	138	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	564	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-		-	(6)	(125,012)	-	-
	Reimbursement of expenses	-	-	-	60	-	-		-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	1,418	-	-	-	-	-
	Proceeds from leasing	-	-	-	12	-	(13)	-	-	-
	Leases and/or rights of use	-	-	-		-	(94)	-	-	-
	Management fees	-	-	-	36	-	-	-	-	-
	Borrowings	-	-	-		-	-	-	(65)	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	261	-	-	-	-	-
	Borrowings	-	-	-	4,706	-	-	-	-	-
	Reimbursement of expenses	-	-	-	200	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	1	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	59	-	-	-	-	-
Total Joint Ventures		-	-	1,103	7,493	-	(158)	(125,012)	(65)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	2	-	(8)	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	5	-	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	5	-	-	-	-	-
Exportaciones Agroindustriales	Reimbursement of expenses	-	-	-		-	(5)	-	-	-
	Advanced payments	-	-	-	2,000	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	136	-	(30)	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	5	-	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	5	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	2,159	-	(43)	-	-	-
Other related parties			-	-
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	2,824	-	(147)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	17	-	-	-	-	-
	Legal services	-	-	-	-	-	(526)	-	-	-
Dolphin Fund Ltd.	Subscription	872,673	-	-	2,143	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	8	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	76	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	169	-	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	-	-	(30)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	69	-	(1)	-	-	-
IRSA Real Estate Strategies LP	Capital contributions	-	-	-	-	-	(8)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	283	-	(5)	-	-	-
Supertel	Borrowings	15,747	-	-	-	-	-	-	-	-
IRSA Developments LP	Capital contributions	-	-	-	-	-	(5)	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	771	-	(50)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(3)	-	-	-
Total Other related parties		888,420	-	-	6,360	-	(775)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		non-current	current	non-current	current	non-current		non-current	current	current
Directors and Senior Management
Directors	Fees	-	-	-	-	-	-18,696	-	-	-
	Reimbursement of expenses	-	-	-	301	-	-10	-	-	-
	Guarantee deposits	-	-	-	-	-20	-	-	-	-
Total Directors and Senior Management		-	-		301	-20	-18,706	-	-	-
Total		895,42	15,902	1,103	29,425	-205	-53,351	-208,846	-233,076	-1,553

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		non-current	current	non-current	current	non-current	current	non-current	current
Parent company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	480	-	-10,565	-	-
	Corporate services	-	-	-	-	-	-33,927	-	-
	Sale of real estate property	-	-	-	701	-	-	-	-
	Non-Convertible Notes	14,001	16,655	-	-	-	-	-	-
	Shared based payments	-	-	-	1,331	-	-	-	-
Total Parent company		14,001	16,655	-	2,512	-	-44,492	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	-372	-	-
	Borrowings	-	-	-	-	-	-	-35,557	-9,738
	Non-Convertible Notes	-	5,136	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	11	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Manibil S.A.	Reimbursement of expenses	-	-	-	-	-	-781	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	-1	-	-
Total Associates		-	5,676	-	4,1	-	-1,154	-35,557	-9,738

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables	Trade and other payables current	Borrowings	Borrowings current
		non-current	current	non-current	current	non-current	current	non-current	current
Joint Ventures
Baicom Networks S.A.	Management fees	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(98,328)	-
	Reimbursement of expenses	-	-	-	84	-	(254)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(141)	-	-
	Proceeds from leasing	-	-	-	11	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	-	(248)	-	-
	Management fees	-	-	-	629	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Borrowings	-	-	-	3,916	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Borrowings	-	-	-	500	-	-	-	-
Total Joint Ventures		-	-	1,007	5,867	-	(703)	(98,328)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		non-current	current	non-current	current	non-current	current	non-current	current

Subsidiaries of the parent company
Helmir S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	49	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	39	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	40	-	-8	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	38	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	47	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	9	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	223	-	-8	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,57	-	-41	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	14	-	-	-	-
	Legal services	-	-	-	22	-	-979	-	-
Dolphin Fund Ltd.	Subscription	17,249	-	-		-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Elsztain Realty Partners	Reimbursement of capital	-	-	-		-	-105,325	-	-
Decater	Reimbursement of capital	-	-	-		-	-6,661	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-		-	-61	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	-2	-	-
Inversiones Financieras del Sur S.A.	Reimbursement of expenses	-	-	-	261	-	-3	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	-5	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	133	-	-11	-	-
	Leases and/or rights of use	-	-	-	928	-	-3	-	-
Total Other related parties		17,249	-	-	4,144	-	-113,091	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables current	Borrowings	Borrowings
		non-current	current	non-current	current	non-current	current	non-current	current
Directors and Senior Management
Directors	Management fees	-	-	-	7,599	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
Total Directors and Senior Management		-	-	-	7,599	(20)	(11,823)	-	-
Total		31,25	22,331	1,007	24,445	(20)	(171,271)	(133,885)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent company
Cresud S.A.C.I.F. y A.	1,303	-	(75,285)	-	(3,123)	-	-
Total Parent company	1,303	-	(75,285)	-	(3,123)	-	-
Associates
Banco Hipotecario S.A.	344	-	-	-	43,614	-	-
Banco de Crédito y Securitización	530	-	-	-	-	-	-
Tarshop S.A.	4,399	(239)	-		-	-	-
Total Associates	5,273	(239)	-	-	43,614	-	-
Joint Ventures
Baicom Networks S.A.	-	9	-	-	96	-	-
Cyrsa S.A.	-	-	-	-	(14,596)	-	-
Nuevo Puerto Santa Fe S.A.	(426)	1,090	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	790	-	-
Quality Invest S.A.	-	162	-	-	-	-	-
Total Joint Ventures	(426)	1,261	-	-	(13,710)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2,220)	-	-	-
Fundación IRSA	-	-	-	-	-	(2,250)	-
Isaac Elsztain e hijos S.C.A.	(358)	-	-	-	-	-	-
Hamonet S.A.	(191)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	232	-	-
Total Other related parties	(549)	-	-	(2,220)	232	(2,250)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(5,971)
Directors	-	-	-	-	-	-	(58,953)
Total Directors and Senior Management	-	-	-	-	-	-	(64,924)
Total	5,601	1,022	(75,285)	(2,220)	27,013	(2,250)	(64,924)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent company
Cresud S.A.C.I.F. y A.	1,258	(12,267)	(49,022)	-	4,426	-	-
Total Parent company	1,258	(12,267)	(49,022)	-	4,426	-	-
Associates
Banco Hipotecario S.A.	-	-	-	-	56	-	-
Tarshop S.A.	4,271	-	234	-	-	-	-
Total Associates	4,271	-	234	-	56	-	-
Joint Ventures
Baicom Networks S.A.	-	9	-	-	71	-	-
Canteras Natal Crespo S.A.	-	72	-	-	8	-	-
Cyrsa S.A.	-	-	-	-	(5,397)	-	-
Nuevo Puerto Santa Fe S.A.	(27)	794	-	-		-	-
Puerto Retiro S.A.	-	-	-	-	343	-	-
Quality Invest S.A.	-	162	-	-	10	-	-
Total Joint Ventures	(27)	1,037	-	-	(4,965)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1,667)	-	-	-
Fundación IRSA	-	-	(2)	-	-	(1,420)	-
Isaac Elsztain e hijos S.C.A.	136	-	-	-	-	-	-
Consultores Assets Management S.A.	140	-	-	-	-	-	-
Hamonet S.A.	72	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	155	-	-
Total Other related parties	348	-	(2)	(1,667)	155	(1,420)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(57,529)
Total Directors and Senior Management	-	-	-	-	-	-	(57,529)
Total	5,850	(11,230)	(48,790)	(1,667)	(328)	(1,420)	(57,529)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

36.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 37 Equity investments
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E – Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 38 Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 39 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Joint Ventures
Baicom Networks S.A.	Common shares 1 vote	4,701,455	3,083	3,035	Not publicly traded	Real estate	Argentina	03.31.14	9,403	(683)	6,847	50.00%
	Irrevocable contributions		340	390
	Higher value		276	276

Cyrsa S.A.	Common shares 1 vote	119,608,531	147,125	129,627	Not publicly traded	Real estate	Argentina	03.31.14	239,217	34,996	294,249	50.00%

Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	19,694	12,709	Not publicly traded	Investment	Argentina	03.31.14	44,791	-393	40,83	50.00%
	Irrevocable contributions		721	-
	Lower / Higher value		-23,192	24
	Goodwill		26,647	10,652

Entretenimiento Universal S.A.	Common shares 1 vote	300	-19	-	Not publicly traded	Event organization and others	Argentina	03.31.14	12	'(2)' 543	756	50.00%

Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,75	20,541	16,504	Not publicly traded	Commercial real estate	Argentina	03.31.14	27,75	8,074	41,082	50.00%
	Higher value		4,024	4,155
	Goodwill		1,323	1,323

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activities	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Puerto Retiro S.A.	Common shares 1 vote	23,067,250	14,29	15,696	Not publicly traded	Real estate	Argentina	03.31.14	46,135	(2,812)	28,581	50.00%
	Higher value		29,209	29,209

Quality Invest S.A.	Common shares 1 vote	70,314,342	62,752	63,21	Not publicly traded	Real estate	Argentina	03.31.14	140,629	(916)	126,504	50.00%
	Irrevocable contributions		500	-
	Goodwill		3,911	3,911
	Higher value		(2,881)	(2,875)
Total Joint Ventures			308,344	287,846
Associates
Avenida Compras S.A.	Common shares 1 vote	23,077	(60)	-	Not publicly traded	E-commerce	Argentina	03.31.14	1,1	(2,882)	10,258	2.10%
	Goodwill		18	-

Avenida Inc. S.A.	Common shares 1 vote	3,703,704	8,756	-	Not publicly traded	Investment	U.S.A.	03.31.14	(3) 2,001	(3) 211	(3) 1,596	24.79%
	Goodwill		4,595	-

Banco de Crédito & Securitización S.A.	Common shares 1 vote	3,984,375	13,43	9,901	Not publicly traded	Financial	Argentina	03.31.14	62,5	(1) (2) 28,106	212,536	6.38%

Banco Hipotecario S.A.	Common shares 1 vote	446,515,208	1,193,003	1,036,669	1.78	Financial	Argentina	03.31.14	1,500,000	(1) (2) 202,422	4,049,357	29.77%
	Higher value		(1,267)	(371)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activities	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Bitania 26 S.A.	Common shares 1 vote	4,724,203	11,962	11,069	Not publicly traded	Real estate	Argentina	03.31.14	20	1,823	24,413	49.00%
	Goodwill		1,736	1,736
	Higher value		8,197	8,535

Lipstick Management LLC	Common shares 1 vote	N/A	1,618	799	Not publicly traded	Management company	U.S.A.	03.31.14	-	(3) 112	(3) 410	49.00%
	Irrevocable contributions		19	-

Manibil S.A.	Common shares 1 vote	30,397,880	35,785	26,25	Not publicly traded	Real estate	Argentina	03.31.14	62,037	7,907	73,031	49.00%
	Irrevocable contributions		-	6,5
	Goodwill		10	10

New Lipstick LLC	Common shares 1 vote	N/A	(159,568)	(39,091)	Not publicly traded	Real State	U.S.A.	03.31.14	-	(3) (25,425)	(3) (69,127)	49.87%

Tarshop S.A.	Common shares 1 vote	26,759,288	31,864	39,140	Not publicly traded	Consumer financing	Argentina	03.31.14	133,796	(44,270	159,318	20.00%
	Higher value		(5,073)	(4,148)
Total Associates			1,145,025	1,096,999
Total investments in associates and joint ventures			1,453,369	1,384,845

(1) The balances correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.
(2) Correspond to the result of the period beginning January 1, 2014 and ended March 31, 2014.
(3) Amounts stated in US dollars (US$).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

38.	Cost of sales and services provided

	03.31.14					03.31.13
Item	Service and other operating costs	Sale of trading properties	Hotels	Others	Total	Total
Inventories at the beginning of the year	-	190,114	5,963	-	196,077	181,615
Currency translation adjustment	-	26,953	-	-	26,953	13,609
Additions	-	3,813	2,059	-	5,872	7,835
Sales	-	(4,786)	-	-	(4,786)	(4,984)
Expenses incurred (Note 29)	778,261	10,389	158,915	241	947,806	791,233
Inventories at the end of the period	-	(216,094)	(8,022)	-	(224,116)	(198,075)
Costs at 03.31.14	778,261	10,389	158,915	241	947,806	-
Costs at 03.31.13	654,310	9,845	126,233	845	-	791,233

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

39.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 03.31.14	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.13
Assets
Trade and other receivables
US Dollar	9,901	7.902	78,243	42,502	5.348	227,302
Euros	3	10.871	36	2	6.949	17
Swiss francs	-	8.932	-	77	5.660	437
Uruguayan Pesos	13,033	0.363	4,727	214	0.262	56
Total Trade and other receivables, net			83,006			227,812
Investments in financial assets
US Dollar	130,807	7.902	1,033,636	39,209	5.348	209,692
Uruguayan Pesos	502	0.363	182
Total investments in financial assets			1,033,818			209,692
Derivative financial instruments
US Dollar	-	-	-	3,169	5.348	16,949
Total derivative financial instruments	-		-			16,949
Cash and cash equivalents
US Dollar	22,387	7.902	176,900	107,602	5.348	575,453
Euros	109	10.871	1,184	102	6.949	712
Brazilian Reais	4	3.290	13	2	2.370	5
Swiss francs	-	8.932	1	-	5.660	-
Uruguayan Pesos	85	0.363	31	305	0.262	80
Pounds	2	13.173	31	2	8.080	20
Total Cash and cash equivalents			178,160			576,270
Total assets as of 03.31.14			1,294,984			-
Total assets as of 06.30.13						1,030,723

Liabilities
Trade and other liabilities
US Dollar	7,091	8.002	56,743	31,947	5.388	172,131
Euros	-	11.028	3	16	7.015	112
Uruguayan Pesos	401	0.381	153	-	0.262	-
Total Trade and other payables			56,899			172,243
Borrowings
US Dollar	452,001	8.002	3,616,909	458,572	5.388	2,470,785
Uruguayan Pesos	170	0.381	65	-	-	-
Total Borrowings			3,616,974			2,470,785
Derivative financial instruments
US Dollar	-	-	-	321	5.388	1,732
Total derivative financial instruments			-			1,732
Provisions
US Dollar	200	8.002	1,600	-		-
Total provisions			1,600			-
Total liabilities as of 03.31.14			3,675,473			-
Total liabilities as of 06.30.13						2,644,760

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of March 31, 2014 and June 30, 2013 according to Banco Nación Argentina records.
(3) The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

40.           Incident

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Group and Group’s documentation was being kept in the mentioned warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

41.	Subsequent events

• On May 7, 2014, the transaction by which, Dolphin through Dolphin B.V. and ETH, acquired approximately 53.3% of IDBD was closed. Such percentage may be increased subject to the sale of certain assets by IDBD over the year.

In the above mentioned transaction, Dolphin B.V., together with other investors, have a 50% interest while ETH holds the remaining 50% of a total investment amount of US$ 272 million (NIS 950 million). On the other hand, Dolphin B.V. has appointed Mr. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Elsztain to sit in the Board of IDBD.

Additionally, the Group signed a commitment to subscribe shares in the amount of US$ 43.2 million of Dolphin B.V., a company incorporated under the laws of Netherlands and indirectly wholly controlled by Dolphin, for purposes of materializing the interest in the offering of new shares that IDBD intends to make.

• On April 24, 2014, the Regular Shareholders’ Meeting of Banco Hipotecario S.A. approved the distribution of cash dividends on common shares in an amount of Ps. 42.0 million, for the fiscal year ended December 31, 2013. Out of this amount, Ps. 12.8 million, before income tax, pertain to the Group, based on its interest.

As of the date of issuance of these unaudited condensed interim consolidated financial statements, the availability of this dividend is liable to Banco Central de la República Argentina approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

41.	Subsequent events (Continued)

• On April 1, 2014, IRSA signed the transfer deed for the sale of the 5th and 6th floors and complementary units of the Building Costeros Dique IV. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.

• On April 7, 2014, IRSA signed the transfer deed for the sale of the 21th and 22th floors, two parking units of the Building Maipú 1300 and four parking units of the building Libertador 498. The total price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.2 million.

• On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Building Avenida de Mayo 589 and ten parking units of the building Rivadavia 565. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.3 million.

• On May 6, 2014, IRSA signed the transfer deed for the sale of the Building Constitución 1159. The total price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a gain before tax of approximately Ps. 13.4 million.

• During April, in relation to the common share repurchase plan and GDS, the Company acquired 39,135 common shares in various transactions (N.V. Ps.1 per share) for a total amount of Ps. 0.45 million.

• On April 11, 2014, Shopping Neuquén S.A. sold Continental Urbana Sociedad Anónima Inversora of the plot of land denominated Ho, with an area of 3,007 m2 of the land located in the city of Neuquén, in an amount of US$ 0.09 million for purposes of building, developing and operating a hotel in accordance with the characteristics established in the conveyance deed of title and, as established in the agreement entered into with the Province of Neuquén, the Municipality of Neuquén and Shopping Neuquén S.A. in relation to the urban complex under development. The hotel is expected to open within a maximum term of 54 calendar months as from the date of the transaction. Upon failure to comply, the purchaser shall pay the seller a fine in the sum of US$ 1.0 million.

Additionally, on April 11, 2014, the Shopping Neuquén S.A. and Continental Urbana Sociedad Anónima Inversora (Continental) entered into an agreement in relation to the urban complex under development whereby Continental paid Shopping Neuquén S.A. the sum of US$ 1.6 million to participate in the commercial and residential project, and US$ 0.1 million for reimbursement of road infrastructure expenses related to the plot of land on which the hotel is to be built. Both sums of money were fully paid up upon execution of this agreement.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
C.U.I.T.: 30-52532274-9
Legal address: Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries as of March 31, 2014, and the related unaudited condensed interim consolidated statements of income and comprehensive income for the nine and three-month periods ended March 31, 2014, and the unaudited condensed interim consolidated statements of changes of shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the nine-month period ended March 31, 2014 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at March 31, 2014, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 344,381, which was not callable at that date.

Autonomous City of Buenos Aires, May 12, 2014.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2014 and for the nine-month periods ended March 31, 2014 and 2013

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim separate statements of financial position as of March 31, 2014 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2014	06.30.2013
ASSETS
Non-current Assets
Investment properties	6	767,435	804,788
Property, plant and equipment	7	8,310	8,681
Trading properties	8	61,955	62,762
Intangible assets	9	5,770	5,938
Investments in subsidiaries, associates and joint ventures	5	4,048,678	3,570,642
Deferred income tax assets	20	335,083	47,144
Income tax and minimum presumed income tax credit		122,169	102,375
Trade and other receivables	12	320,427	85,862
Investments in financial assets	13	96	87
Total Non-current Assets		5,669,923	4,688,279
Current Assets
Trading properties	8	3,406	3,901
Inventories	10	582	463
Trade and other receivables	12	149,403	251,678
Investments in financial assets	13	26,810	72,713
Derivative financial instruments	14	4,480	-
Cash and cash equivalents	15	45,248	62,788
Total Current Assets		229,929	391,543
TOTAL ASSETS		5,899,852	5,079,822
SHAREHOLDERS’ EQUITY
Shared capital		574,188	578,676
Treasury stock		4,488	-
Inflation adjustment of share capital		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(32,998)	-
Acquisition of additional interest in subsidiaries		(20,782)	(20,782)
Reserve for share-based payments		20,375	8,258
Legal reserve		116,840	85,140
Special reserve		375,487	395,249
Reserve for new developments		469,831	492,441
Cumulative translation adjustment		156,905	50,776
Retained earnings		(91,280)	239,328
TOTAL SHAREHOLDERS’ EQUITY		2,489,506	2,745,538
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	7,121	7,054
Borrowings	19	2,831,787	1,796,521
Provisions	18	3,801	6,877
Total Non-Current Liabilities		2,842,709	1,810,452
Current Liabilities
Trade and other payables	16	72,956	77,706
Minimum presumed income tax		9,483	10,536
Salaries and social security liabilities	17	3,036	5,490
Borrowings	19	471,604	423,835
Provisions	18	10,558	6,265
Total Current Liabilities		567,637	523,832
TOTAL LIABILITIES		3,410,346	2,334,284
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,899,852	5,079,822

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim separate statements of income
for the nine and three-month periods beginning on July 1st, 2013 and 2012 and January 1st, 2014 and 2013 and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

		Nine months		Three months
	Note	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Revenues	22	220,633	207,196	81,747	69,735
Costs	23	(70,505)	(80,683)	(23,744)	(26,578)
Gross profit		150,128	126,513	58,003	43,157
Gain from disposal of investment properties	6	115,362	63,783	107,881	7,824
General and administrative expenses	24	(58,444)	(56,828)	(19,314)	(17,910)
Selling expenses	24	(18,233)	(12,415)	(5,156)	(5,110)
Other operating results, net	26	(5,603)	(11,080)	(918)	(1,795)
Profit from operations		183,210	109,973	140,496	26,166
Share of profit of subsidiaries, associates, and joint ventures	5	447,229	439,099	189,449	151,428
Profit from operations before financial results and income tax		630,439	549,072	329,945	177,594
Finance income	27	123,177	64,577	64,956	21,821
Finance cost	27	(1,127,645)	(391,225)	(600,778)	(130,732)
Other financial results	27	(5,940)	26,440	(4,029)	-
Financial results, net	27	(1,010,408)	(300,208)	(539,851)	(108,911)
(Loss) / Profit before income tax		(379,969)	248,864	(209,906)	68,683
Income tax	20	287,939	71,774	139,554	28,173
(Loss) / Profit for the period		(92,030)	320,638	(70,352)	96,856

(Loss) / Profit per share for the period:
Basic		(0.160)	0.554	(0.123)	0.167
Diluted		(0.160)	0.554	(0.123)	0.167

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim separate statements of comprehensive income for the nine and three-month periods beginning on July 1st, 2013 and 2012 and January 1st, 2014 and 2013 and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Nine months		Three months
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
(Loss) / Profit for the period	(92,030)	320,638	(70,352)	96,856
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	106,129	36,913	54,693	13,492
Other comprehensive income for the period (i)	106,129	36,913	54,693	13,492
Total comprehensive income for the period	14,099	357,551	(15,659)	110,348

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim separate statements of changes in shareholders’ equity for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2013	578,676	-	123,329	793,123	-	(20,782)	50,776	8,258	85,140	492,441	395,249	239,328	2,745,538
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(92,030)	(92,030)
Other comprehensive income for the period	-	-	-	-	-	-	106,129	-	-	-	-	-	106,129
Total comprehensive income for the period	-	-	-	-	-	-	106,129	-	-	-	-	(92,030)	14,099
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	31,700	(22,610)	(19,762)	10,672	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)
Reserve for share-based compensation	-	-	-	-	-	-	-	12,117	-	-	-	-	12,117
Purchase of Treasury stock	(4,488)	4,488	-	-	(32,998)	-	-	-	-	-	-	-	(32,998)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750
Balance at March 31, 2014	574,188	4,488	123,329	793,123	(32,998)	(20,782)	156,905	20,375	116,840	469,831	375,487	(91,280)	2,489,506

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements
(1)	Related to CNV General Resolution No. 609/12. See Note 21.
(2)	Includes Ps. 957 of inflation adjustment of Treasury Stock. See Note 21.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim separate statements of changes in shareholders’ equity for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	2,595	71,136	419,783	14,502	510,853	2,649,341
Profit for the period	-	-	-	-	-	-	-	-	320,638	320,638
Other comprehensive income for the period	-	-	-	-	-	-	-	36,913	-	36,913
Total comprehensive income for the period	-	-	-	-	-	-	-	36,913	320,638	357,551
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	14,004	72,658	-	(86,662)	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)
Reserve for share-based compensation	-	-	-	-	5,726	-	-	-	-	5,726
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(12,915)	-	(12,915)
Acquisition of additional interest in subsidiaries	-	-	-	(1,540)	-	-	-	-	-	(1,540)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591
Balance at March 31, 2013	578,676	123,329	793,123	(17,254)	8,321	85,140	492,441	38,500	716,478	2,818,754

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited condensed interim separate statements of cash flows for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	03.31.2014	03.31.2013
Operating activities:
Cash generated from the operations	15	84,664	94,540
Income tax paid		(20,847)	(16,445)
Net cash generated by operating activities		63,817	78,095
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(36,917)	(88,717)
Additions of investment properties	6	(2,964)	(2,242)
Proceeds from sale of investment properties	6	254,650	91,123
Proceeds from sale of joint ventures		15,536	-
Additions of property, plant and equipment	7	(555)	(1,023)
Additions of intangible assets	9	-	(156)
Additions of investments in financial assets		(147,274)	(1,724)
Proceeds from sale of investments in financial assets		159,443	247,553
Interest received from subsidiaries, associates and joint ventures		1,986	15,121
Loans granted to subsidiaries, associates and joint ventures		(150,608)	(24,555)
Loans repayments received from subsidiaries, associates and joint ventures		7,267	17,882
Dividends received		162,498	142,410
Net cash generated by operating activities		263,062	395,672
Financing activities:
Bank overdrafts, net		(63,010)	(52,491)
Repayments of borrowings		-	(81,028)
Payment of non-convertible notes		(214,593)	(51,046)
Dividends paid	21	(89,827)	(163,216)
Interest paid		(230,197)	(190,110)
Proceeds from borrowings		25,000	-
Repurchase of treasury stock		(32,998)	-
Acquisition of derivative financial instruments		(903)	-
Payment of borrowings from subsidiaries, associates and joint ventures		-	(2,715)
Acquisition of non-controlling interest in subsidiaries		-	(648)
Proceeds from borrowings from subsidiaries, associates and joint ventures		35,663	107,071
Issuance of non-convertible notes		218,262	-
Net cash used in financing activities		(352,603)	(434,183)
Net increase in cash and cash equivalents		(25,724)	39,584
Cash and cash equivalents at the beginning of the year	15	62,788	76,872
Foreign exchange gain on cash and cash equivalents		8,184	5,882
Cash and cash equivalents at end of period		45,248	122,338

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones S.A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 12, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2013 prepared in accordance with the Technical Resolution No. 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

These Condensed Interim Separate Financial Statements corresponding to the nine and three-month periods ended March 31, 2014 and 2013 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2014 and 2013 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2013, and are based on those IFRS in force as of June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of March 31, 2013 and June 30, 2013 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

During the period, the Argentine Peso devalued against the US$ and other currencies by around 32%, which has an impact in comparative information presented in these Financial Statements, mainly due to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 34.

3.           Acquisitions and disposals

See acquisitions and disposals made by the Company for the nine-month period ended March 31, 2014 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.           Financial risk management

4.1           Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2           Fair value estimates

Since June 30, 2013, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost) (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements) nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013:

Subsidiaries, Associates and Joint ventures

	March 31, 2014	June 30, 2013
Beginning of period /year	3,570,642	3,357,430
Capital contribution	98,711	143,634
Disposal of subsidiaries	-	(5,436)
Share of profit, net	447,229	346,772
Translation adjustment	106,129	36,274
Cash dividends (i)	(184,194)	(308,479)
Reimbursement of expired dividends	750	591
Acquisition of non-controlling interest	-	(4,420)
Reserve for share-based payments	9,411	4,276
End of the period /year	4,048,678	3,570,642

(i) During the period ended March 31, 2014, BHSA, Palermo Invest S.A., Inversora Bolivar S.A., APSA, E-Commerce Latina S.A., Manibil S.A., distributed dividends for an amount of Ps. 1.5 million, Ps. 6.3 million, Ps. 7.7 million, Ps. 160.2 million, Ps. 7.7 million and Ps. 0.8 million. During the year ended June 30, 2013, APSA, Nuevas Fronteras S.A., BHSA and Manibil S.A. distributed dividends for an amount of Ps. 292.9 million, Ps. 5.6 million, Ps. 5.1 million and Ps. 4.8 million, respectively.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Offices and other rental properties portfolio	Undeveloped parcel of lands	Total
At July 1st, 2012:
Costs	908,650	117,556	1,026,206
Accumulated depreciation	(135,773)	-	(135,773)
Residual value	772,877	117,556	890,433
Year ended June 30, 2013:
Additions	4,793	-	4,793
Disposals	(62,700)	-	(62,700)
Depreciation charge (i)	(27,738)	-	(27,738)
Residual value at year end	687,232	117,556	804,788
At June 30, 2013:
Costs	849,280	117,556	966,836
Accumulated depreciation	(162,048)	-	(162,048)
Residual value	687,232	117,556	804,788
Period ended March 31, 2014:
Additions	2,964	-	2,964
Disposals	(20,352)	-	(20,352)
Depreciation charge (i)	(19,965)	-	(19,965)
Residual value at period end	649,879	117,556	767,435
At March 31, 2014:
Costs	831,892	117,556	949,448
Accumulated depreciation	(182,013)	-	(182,013)
Residual value	649,879	117,556	767,435

(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	March 31, 2014	March 31, 2013
Rental and service income	213,760	191,282
Direct operating expenses	(67,317)	(75,114)
Gain from disposal of investment properties	115,362	63,783

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2012:
Costs	18,189	3,650	11,131	221	33,191
Accumulated depreciation	(11,326)	(2,610)	(10,269)	(221)	(24,426)
Residual value	6,863	1,040	862	-	8,765
Year ended June 30, 2013:
Additions	1,067	62	578	-	1,707
Disposals	-	(602)	-	-	(602)
Depreciation charge (i)	(687)	(58)	(444)	-	(1,189)
Residual value at year end	7,243	442	996	-	8,681
At June 30, 2013:
Costs	19,256	3,110	11,709	221	34,296
Accumulated depreciation	(12,013)	(2,668)	(10,713)	(221)	(25,615)
Residual value	7,243	442	996	-	8,681
Period ended March 31, 2014:
Additions	108	2	445	-	555
Depreciation charge (i)	(487)	(47)	(392)	-	(926)
Residual value at period end	6,864	397	1,049	-	8,310
At March 31, 2014:
Costs	19,364	3,112	12,154	221	34,851
Accumulated depreciation	(12,500)	(2,715)	(11,105)	(221)	(26,541)
Residual value	6,864	397	1,049	-	8,310

(i) Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in Statement of Income (Note 24).

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.           Trading properties

Changes in Company’s trading properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2012	9,160	52,205	9,750	71,115
Disposals (i)	(4,452)	-	-	(4,452)
At June 30, 2013	4,708	52,205	9,750	66,663
Disposals (i)	(1,302)	-	-	(1,302)
At March 31, 2014	3,406	52,205	9,750	65,361

(i) Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 24).

9.           Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Goodwill	Computer Software	Total
At July 1st, 2012:
Costs	5,481	1,601	7,082
Accumulated depreciation	-	(1,095)	(1,095)
Residual value	5,481	506	5,987
Year ended June 30, 2013:
Additions	-	224	224
Amortization charge (i)	-	(273)	(273)
Residual value at year end	5,481	457	5,938
At June 30, 2013:
Costs	5,481	1,825	7,306
Accumulated depreciation	-	(1,368)	(1,368)
Residual value	5,481	457	5,938
Period ended March 31, 2014:
Amortization charge (i)	-	(168)	(168)
Residual value at period end	5,481	289	5,770
At March 31, 2014:
Costs	5,481	1,825	7,306
Accumulated depreciation	-	(1,536)	(1,536)
Residual value	5,481	289	5,770
(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.           Inventories

Company’s inventories as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Current
Materials and other inventories (i)	582	463
Total inventories	582	463

(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

11.	Financial instruments by category

Determination of fair values

See determination of fair value in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables show the financial assets and financial liabilities of the Company that are measured at fair value as of March 31, 2014 and June 30, 2013 and their allocation to the fair value hierarchy:

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	96	-	-	96
- Mutual funds	4,212	-	-	4,212
- Government Bonds	22,598	-	-	22,598
Derivative financial instruments:
- Interest rate swaps	-	4,480	-	4,480
Cash and cash equivalents:
- Mutual funds	98	-	-	98
Total assets	27,004	4,480	-	31,484

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	84	-	-	84
- Mutual funds	2,851	-	-	2,851
- Government Bonds	69,865	-	-	69,865
Cash and cash equivalents:
- Mutual funds	67	-	-	67
Total assets	72,867	-	-	72,867

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (see Note 14).

As of March 31, 2014 and June 30, 2013 the Company does not have liabilities measured at fair value.

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables

Company’s trade and other receivables as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Non-current
Sale, leases and services receivable	1,097	1,702
Total non-current trade receivables	1,097	1,702
Trade receivables of joint ventures	3,161	2,147
Others	623	527
Total non-current other receivables	3,784	2,674
Related parties (Note 29)	315,546	81,486
Total non-current trade and other receivables	320,427	85,862
Current
Sale, leases and services receivable	36,956	143,831
Checks to be deposited	305	85
Debtors under legal proceedings	9,092	6,010
Less: allowance for trade receivables	(8,862)	(5,359)
Total trade receivables	37,491	144,567
Trade receivables of joint ventures	7,270	20,555
Gross sales tax credit	32	1,165
Other tax receivables	1,869	2,182
Prepaid expenses	2,563	3,070
Expenses and services to recover	2,909	2,077
Advance payments	3,726	2,973
Others	1,214	668
Less: allowance for other receivables	(23)	(23)
Total current other receivables	19,560	32,667
Related parties (Note 29)	92,352	74,444
Total current trade and other receivables	149,403	251,678
Total trade and other receivables	469,830	337,540

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	March 31, 2014	June 30, 2013
Beginning of period / year	5,382	4,783
Additions of the period / year	5,011	1,491
Unused amounts reversed	(1,508)	(892)
End of period / year	8,885	5,382

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

13.           Investments in financial assets

Company’s investments in financial assets as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	96	84
Government bonds	-	3
Total non-current investments in financial assets	96	87
Current
Financial assets at fair value
Mutual funds	4,212	2,851
Government bonds	22,598	69,862
Total current investments in financial assets	26,810	72,713
Total investments in financial assets	26,906	72,800

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Derivative financial instruments

Company’s derivative financial instruments as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Assets
Current
Interest rate swaps (i)	4,480	-
Total derivative financial instruments	4,480	-

(i) During this nine-month period, the Company entered into interest rate swaps with diverse financial institutions. The total amount of underlying assets for these agreements amounts to Ps. 180 million and are due in September, October and December 2014.

15.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Cash at bank and on hand	45,150	62,721
Mutual funds	98	67
Total cash and cash equivalents	45,248	62,788

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2014 and 2013:

	Note	March 31, 2014	March 31, 2013
(Loss) / Profit for the period		(92,030)	320,638
Adjustments for:
Income tax expense	20	(287,939)	(71,774)
Amortization and depreciation	24	21,059	21,994
Gain from disposal of investment properties	6	(115,362)	(63,783)
Disposals of unused property, plant and equipment	7	-	357
Gain from disposal of financial assets		-	(10,299)
Share-based payments	25, 28	2,706	1,102
Changes in fair value of investments in financial assets	27	9,517	(26,440)
Loss on derivative financial instruments		(3,577)	-
Interest expense, net		223,501	157,190
Provisions		24,923	38,472
Share of profit of subsidiaries, associates and joint ventures		(447,229)	(439,099)
Unrealized foreign exchange loss, net		816,095	175,547
Changes in operating assets and liabilities:
Increase in inventories		(119)	(37)
Decrease in trading properties		1,302	3,867
(Increase) / Decrease in trade and other receivables		(40,447)	19,967
Decrease in trade and other payables		(23,678)	(28,944)
Decrease in salaries and social security liabilities		(2,454)	(4,218)
Decrease in provisions		(1,604)	-
Net cash generated by operating activities		84,664	94,540

Additional information
		March 31, 2014	March 31, 2013
Increase in investments in financial assets through an increase in borrowings		-	18,767
Dividends receivable		-	5,615
Increase in investments in subsidiaries through a decrease in trade and other receivables		-	25,678
Acquisition of non-controlling interest		-	1,540
Reimbursement of expired dividends	5	750	591
Dividends payable		-	52,487
Reserve for share-based payments	5	9,411	4,624
Cumulative translation adjustment		106,129	23,998
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures		21,696	-
Decrease in trade and other receivables through an increase in investments in subsidiaries		61,794	-
Increase in borrowings through a decrease in dividends payable		160,173	-
Increase in trade and other receivables through a decrease in investments in financial assets		36,091	-
Increase in trade and other receivables through a decrease in borrowings		15,599	-

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.           Trade and other payables

Company’s trade and other payables as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Non-current
Sales, rent and services payments received in advance	555	2,027
Guarantee deposits	5,067	4,768
Total non-current trade payables	5,622	6,795
Others	368	242
Tax on Shareholders´ personal assets payable	1,109	-
Total non-current other payables	1,477	242
Related parties (Note 29)	22	17
Total non-current trade and other payables	7,121	7,054

Current
Trade payables	8,042	8,401
Invoices to be received	10,174	13,220
Sales, rent and services payments received in advance	17,039	22,707
Guarantee deposits	7,552	3,779
Total current trade payables	42,807	48,107
VAT payables	3,418	7,974
Other tax payables	4,360	3,250
Others	2,667	6,352
Total current other payables	10,445	17,576
Related parties (Note 29)	19,704	12,023
Total current trade and other payables	72,956	77,706
Total trade and other payables	80,077	84,760

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.           Salaries and social security liabilities

Company’s Salaries and social security liabilities as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Current
Provision for vacation and bonus	2,508	4,505
Social security payable	509	967
Salaries payable	19	18
Total salaries and social security liabilities	3,036	5,490

18.           Provisions

The table below shows the movements in Company's provisions:

Labor, legal and other claims
At June 30, 2013	13,142
Additions, net	2,821
Used during the period	(1,604)
At March 31, 2014	14,359

The breakdown of total current and non-current provisions is as follows:

	March 31, 2014	June 30, 2013
Non-current	3,801	6,877
Current	10,558	6,265
	14,359	13,142

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.           Borrowings

Company’s borrowings as of March 31, 2014 and June 30, 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Principal nominal value	March 31, 2014	June 30, 2013
Non-current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	150,000	1,198,624	805,868
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	1,176,387	789,655
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,800	10,761	-
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,400	208,387	-
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	148,018	173,343	139,383
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3m+200	8,012	64,112	43,169
Related parties (Note 29)	Unsecured	US$	Fixed	7.50%	255	-	18,428
Finance lease obligations	Secured	US$	Fixed	7.50%	126	173	18
Total non-current borrowings						2,831,787	1,796,521
Current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	-	52,240
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	8,458	-	137,750
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.5%	150,000	15,846	27,749
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	150,000	26,516	40,604
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,800	226	-
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,400	5,062	-
Bank overdrafts	Unsecured	Ps.	Floating	-	-	37,750	100,214
Finance lease obligations	Secured	US$	Fixed	7.50%	126	240	105
Short-term loans	Unsecured	Ps.	Fixed	29.00%	25,000	25,556	-
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	67,369	-	8
Related parties (Note 29)	Unsecured	US$	Fixed	3.60%	17,089	141,971	64,533
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3m+200ps	8,012	1,336	170
Related parties (Note 29)	Unsecured	US$	Fixed	1.5%	26,441	212,711	-
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	25,585	4,390	462
Total Current borrowings						471,604	423,835
Total borrowings						3,303,391	2,220,356

NCN: Non-convertible Notes

See Note 24 to the Unaudited Condensed Interim Consolidated Financial Statements, new issuance of non-convertible notes.

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	March 31, 2014	March 31, 2013
Deferred income tax	287,939	71,774
Income tax	287,939	71,774

The gross movement on the deferred income tax account is as follows:

	March 31, 2014	June 30, 2013
Beginning of period / year	47,144	(19,179)
Income tax gain	287,939	66,323
End of period / year	335,083	47,144

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Net income at tax rate	(132,989)	87,102
Permanent differences:
Share of loss from subsidiaries, associates and joint ventures	(156,530)	(153,685)
Non-deductible items	1,401	1,116
Others	179	(6,307)
Income tax expense	(287,939)	(71,774)

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.           Shareholders' Equity

Dividends approved for distribution among shareholders for the year ended June 30, 2013 amounted to Ps. 250 million, which were approved at the Annual General Shareholders’ Meeting on October 31, 2013.

Dividends paid during the period ended March 31, 2014, amounted to Ps. 89.8 million.

See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.           Revenues

	March 31, 2014	March 31, 2013
Rental and scheduled rent increases	166,785	139,289
Expenses	43,367	49,123
Property management fee	3,245	2,701
Others	363	169
Total rental and service income	213,760	191,282
Sale of trading properties	6,873	15,914
Total other revenue	6,873	15,914
Total revenues	220,633	207,196

23.	Costs

	March 31, 2014	March 31, 2013
Leases and services costs	67,317	75,114
Cost of sales and development	3,188	5,569
Total cost of property operations	70,505	80,683
Total costs	70,505	80,683

24.	Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended March 31, 2014:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	2,595	334	586	53	3,568
Depreciation and amortization	20,279	3	693	84	21,059
Allowances for trade and other receivables	-	-	-	3,503	3,503
Salaries, social security costs and other personnel expenses	9,933	106	25,375	6,215	41,629
Directors’ fees	-	-	18,599	-	18,599
Fees and payments for services	2,115	32	7,644	686	10,477
Maintenance, security, cleaning, repairs and others	25,092	147	1,987	152	27,378
Taxes, rates and contributions	6,508	1,231	95	5,436	13,270
Advertising and other selling expenses	-	-	-	1,836	1,836
Cost of sale of trading properties	-	1,302	-	-	1,302
Others	795	33	3,465	268	4,561
Total expenses by nature	67,317	3,188	58,444	18,233	147,182

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended March 31, 2013:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	3,070	787	558	-	4,415
Depreciation and amortization	21,321	-	640	33	21,994
Allowances for trade and other receivables	-	-	-	761	761
Salaries, social security costs and other personnel expenses	7,905	86	19,837	4,319	32,147
Directors’ fees	-	-	26,645	-	26,645
Fees and payments for services	2,836	40	4,051	985	7,912
Maintenance, security, cleaning, repairs and others	30,032	44	1,636	124	31,836
Taxes, rates and contributions	9,638	728	275	4,424	15,065
Advertising and other selling expenses	-	-	-	1,549	1,549
Cost of sale of trading properties	-	3,867	-	-	3,867
Others	312	17	3,186	220	3,735
Total expenses by nature	75,114	5,569	56,828	12,415	149,926

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

	March 31, 2014	March 31, 2013
Salaries and social security costs	35,239	29,546
Share-based compensation	2,706	1,102
Pension costs – defined contribution plan	620	74
Other expenses and benefits	3,064	1,425
Total employee costs	41,629	32,147

26.           Other operating results, net

	March 31, 2014	March 31, 2013
Personal assets tax	(2,827)	(2,968)
Donations	(512)	(221)
Lawsuits and other contingencies (1)	(3,277)	(6,019)
Others	1,013	(1,872)
Total other operating results, net	(5,603)	(11,080)

(1)	Includes judicial costs and expenses

27.           Financial results, net

	March 31, 2014	March 31, 2013
Finance income:
- Interest income	21,053	11,775
- Foreign exchange gains	102,124	42,503
- Gain from sale of financial assets	-	10,299
Total finance income	123,177	64,577

Finance costs:
- Interest expense	(244,554)	(168,965)
- Foreign exchange losses	(871,896)	(213,601)
- Other finance costs	(11,195)	(8,659)
Total finance costs	(1,127,645)	(391,225)
Other financial results:
- Fair value (loss) / gain of investments in financial assets	(9,517)	26,440
- Gain on derivative financial instruments	3,577	-
Total other financial results	(5,940)	26,440
Total financial results, net	(1,010,408)	(300,208)

28.           Share-based payments

For more details on share-based payments, see Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions

The following is a summary of the balances with related parties as of March 31, 2014:

		Trade and other receivables current	Trade and other receivables	Trade and other payables current	Trade and other payables	Borrowings current	Borrowings non-current
Related party	Description of Transaction		non-current		non-current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	701	-	-	-	-	-
	Borrowings	-	-	-	-	(212,713)	-
	Corporate services	-	-	(9,353)	-	-	-
	Reimbursement of expenses	304	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(780)	(34,409)
Total Parent Company		1,005	-	(9,353)	-	(213,493)	(34,409)
Subsidiaries
E. Commerce Latina S.A.	Reimbursement of expenses	4	-	-	-	-	-
	Management fees	2	-	-	-	-	-
	Borrowings	-	-	-	-	-	(8,811)
Alto Palermo S.A.	Reimbursement of expenses	439	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(251)	(14,164)
	Share-based payments	-	-	(131)	-	-	-
	Borrowings	-	-	-	-	(141,969)	-
Solares de Santa Maria S.A.	Reimbursement of expenses	4,786	-	-	-	-	-
	Borrowings	-	6	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	46	-	-	-	-	-
	Borrowings	-	-	-	-	-	(1,524)
Unicity S.A.	Reimbursement of expenses	14	-	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	(1,336)	(68,531)

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other receivables	Trade and other payables current	Trade and other payables	Borrowings current	Borrowings
			non-current		non-current		non-current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	54	-	-	-	-	-
	Borrowings	-	-	-	-	-	(7,992)
Hoteles Argentinos S.A.	Hotel services	55	-	(1,605)	-	-	-
Tyrus S.A.	Borrowings	-	315,54	-	-	-	-
	Reimbursement of expenses	2,18	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	3,281	-	-	-	-	-
	Guarantee deposits	-	-	-	(14)	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	583	-	-	-	-	-
	Management fees	2	-	(7)	-	-	-
	Borrowings	-	-	-	-	(4,390)	(25,585)
Efanur S.A.	Borrowings	67,565	-	-	-	-	-
Total Subsidiaries		79,011	315,546	(1,743)	(14)	(147,946)	(126,607)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	(29)	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	(1)	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	(8)	-	-	-
Total Subsidiaries CRESUD		-	-	(38)	-	-	-

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	37	-	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	(8)	-	-	-
	Non-Convertible Notes	-	-	-	-	(258)	(11,547)
Fibesa S.A.	Reimbursement of expenses	30	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	108	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(1,013)	(44,667)
Conil S.A.	Reimbursement of expenses	170	-	-	-	-	-
Shopping Neuquén S.A.	Reimbursement of expenses	4	-	-	-	-	-
Total Subsidiaries APSA		349	-	(8)	-	(1,271)	(56,214)
Subsidiaries TYRUS						-	-
Irsa International LLC	Reimbursement of expenses	1,482	-	(1,069)	-	-
Real Estate Investment Group LP	Reimbursement of expenses	57	-	(41)	-	-	-
Real Estate Investment Group V LP	Reimbursement of expenses	18	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	2,098	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	1,927	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	1,350	-	-	-	-	-
Total Subsidiaries TYRUS		6,932	-	(1,110)	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Reimbursement of expenses	35	-	-	-	-	-
	Leases and/or rights of use	988	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	66	-	(9)	-	-	-
	Leases and/or rights of use	626	-	-	-	-	-
Total Associates		1,715	-	(9)	-	-	-

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
			non-current	current	non-current	current	non-current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	(6)	-	-	-
	Borrowings	-	-	-	-	-	(125,012)
Baicom Networks S.A.	Reimbursement of expenses	14	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	198	-	-	-	-	-
Total Joint Ventures		212	-	(6)	-	-	(125,012)
Joint Ventures APSA
Nuevo Puerto Santa Fé S.A.	Reimbursement of expenses	3	-	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	53	-	-	-	-	-
	Customers advances	-	-	(45)	-	-	-
Total Joint Ventures APSA		56	-	(45)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	2,715	-	(142)	-	-	-
Austral Gold S.A.	Reimbursement of expenses	1	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	7	-	-	-	-	-
	Legal services	-	-	(176)	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	(3)	-	-	-
Fundación IRSA	Reimbursement of expenses	48	-	(1)	-	-	-
Total Other related parties		2,771	-	(322)	-	-	-
Directors and Senior Management
Directors	Reimbursement of expenses	301	-	-	-	-	-
	Fees	-	-	(7,070)	-	-	-
	Guarantee deposits	-	-	-	(8)	-	-
Total Directors and Senior Management		301	-	(7,070)	(8)	-	-
Total		92,352	315,546	(19,704)	(22)	(362,710)	(342,242)

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		non-current	current	non-current	current	non-current	current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of real estate property	-	701	-	-	-	-
	Corporate services	-	-	-	(8,503)	-	-
	Reimbursement of expenses	-	471	-	-	-	-
	Share-based payments	-	559	-	-	-	-
Total Parent Company		-	1,731	-	(8,503)	-	-
Subsidiaries
E. Commerce Latina S.A.	Reimbursement of expenses	-	17	-	-	-	-
	Management fees	-	1	-	-	-	-
	Borrowings	-	-	-	-	(11,371)	-
Alto Palermo S.A.	Reimbursement of expenses	-	2,183	-	-	-	-
	Leases and/or rights of use	-	-	-	(311)	-	-
	Corporate services	-	2,257	-	-	-	-
	Share-based payments	-	-	-	(72)	-	-
	Borrowings	-	-	-	-	-	(64,533)
Solares de Santa Maria S.A.	Reimbursement of expenses	-	3,925	-	-	-	-
	Borrowings	5	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	19	-	-	-	-
	Borrowings	-	86	-	-	(5,431)	(8)
Unicity S.A.	Reimbursement of expenses	-	7	-	-	-	-
Ritelco S.A.	Reimbursement of expenses	-	10	-	(15)	-	-
	Borrowings	-	-	-	-	(47,036)	(170)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings current
		non-current	current	non-current	current	non-current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	27	-	-	-	-
	Borrowings	-	1,420	-	-	(13,228)	-
Hoteles Argentinos S.A.	Hotel services	-	53	-	(1,081)	-	-
Tyrus S.A.	Reimbursement of expenses	-	120	-	-	-	-
	Borrowings	81,481	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	1,472	-	-	-	-
	Management fees	-	553	-	-	-	-
	Guarantee deposits	-	-	(9)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	1	-	-	-	-
	Management fees	-	159	-	(8)	-	-
	Borrowings	-	-	-	-	(25,585)	(462)
Efanur S.A.	Reimbursement of expenses	-	75	-	-	-	-
	Borrowings	-	44,430	-	-	-	-
Total Subsidiaries		81,486	56,815	(9)	-1,487	(102,651)	(65,173)
)Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	(2)	-	-
Alafox S.A.	Reimbursement of expenses	-	46	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	44	-	-	-	-
Helmir S.A.	Reimbursement of expenses	-	1	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	36	-	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	35	-	-	-	-
Total Subsidiaries CRESUD		-	162	-	(2)	-	-

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	13	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	-	(1)	-	-
	Non-Convertible Notes	-	-	-	-	(7,077)	(446)
Fibesa S.A.	Reimbursement of expenses	-	128	-	-	-	-
	Share-based payments	-	63	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	78	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(12,050)	(764)
Shopping Neuquén S.A.	Reimbursement of expenses	-	1	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	162	-	-	-	-
Total Subsidiaries APSA		-	445	-	(1)	(19,127)	(1,210)
Subsidiaries TYRUS				-
Irsa International LLC	Reimbursement of expenses	-	995	-	(720)	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	38	-	(28)	-	-
Real Estate Investment Group. V LP	Reimbursement of expenses	-	12	-	-	-	-
Irsa Development LP	Reimbursement of expenses	-	2	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	1,350	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	1,301	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	909	-	-	-	-
Jiwin S.A.	Reimbursement of expenses	-	3	-	-	-	-
Zetol S.A.	Reimbursement of expenses	-	149	-	-	-	-
Total Subsidiaries TYRUS		-	4,759	-	(748)	-	-
Associates
Manibil S.A.	Other liabilities	-	-	-	(781)	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(90)	-	-
Total Associates		-	-	-	(871)	-	-
Associates APSA
Tarshop S.A.	Reimbursement of expenses	-	8	-	-	-	-
Total Associates APSA		-	8	-	-	-	-

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(10)	-	-
	Borrowings	-	-	-	-	(98,328)	-
Baicom Networks S.A.	Reimbursement of expenses	-	16	-	(2)	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	178	-	-	-	-
Total Joint Ventures		-	194	-	(12)	(98,328)	-
Joint Ventures APSA
Nuevo Puerto Santa Fé S.A.	Reimbursement of expenses	-	3	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	26	-	-	-	-
	Management fees	-	-	-	(45)	-	-
Total Joint Ventures APSA		-	29	-	(45)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	2,482	-	(36)	-	-
Dolphin Fund PLC	Reimbursement of expenses	-	133	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	11	-	-	-	-
	Legal services	-	12	-	(314)	-	-
Museo de los Niños	Leases and/or rights of use	-	26	-	(3)	-	-
Fundación IRSA	Reimbursement of expenses	-	38	-	(1)	-	-
Total Other related parties		-	2,702	-	(354)	-	-
Directors and Senior Management
Directors	Fees	-	7,599	-	-	-	-
	Guarantee deposits	-	-	(8)	-	-	-
Total Directors and Senior Management		-	7,599	(8)	-	-	-
Total		81,486	74,444	(17)	(12,023)	(220,106)	(66,383)

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and Salaries
Parent Company
Cresud S.A.C.I.F. y A	1,303	-	(22,016)	-	(2,861)	-
Total Parent Company	1,303	-	(22,016)	-	(2,861)	-
Subsidiaries
Alto Palermo S.A.	3,621	-	-	-	(6,562)	-
E-Commerce Latina S.A.	-	4	-	-	(1,757)	-
Inversora Bolivar S.A.	-	-	-	-	(2,144)	-
Llao Llao Resorts S.A.	110	-	-	-	-	-
Ritelco S.A.	-	-	-	-	(22,645)	-
Nuevas Fronteras S.A.	-	720	-	-	(3,928)	-
Hoteles Argentinos S.A.
Efanur S.A.	-	-	-	-	23,135	-
Tyrus S.A.	-	-	-	-	101,582	-
Palermo Invest S.A.	-	-	-	-	(565)	-
Total Subsidiaries	3,731	724	-	-	87,116	-
Subsidiaries APSA
Fibesa S.A.	906	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	(3,043)	-
Emprendimientos Recoleta S.A.	-	-	-	-	(850)	-
Total Subsidiaries APSA	906	-	-	-	(3,893)	-

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and Salaries
Associates
Banco de Crédito y Securitización S.A.	530	-	-	-	-	-
Banco Hipotecario S.A.	458	-	-	-	-	-
Total Associates	988	-	-	-	-	-
Associates APSA
Tarshop S.A.	2,679	-	-	-	-	-
Total Associates APSA	2,679	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	-	-	-	-	-
Cyrsa S.A.	-	-	-	-	(14,596)
Total Joint Ventures	-	-	-	-	(14,596)
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(750)	-	-
Isaac Elsztain e Hijos S.C.A.	(179)	-	-	-	-	-
Hamonet S.A.	(97)	-	-	-	-	-
Total Other related parties	(276)	-	-	(750)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	(1,984)
Directors	-	-	-	-	-	(18,599)
Total Directors and Senior Management	-	-	-	-	-	(20,583)
Total	9,331	724	(22,016)	(750)	65,766	(20,583)

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and Salaries
Parent Company
Cresud S.A.C.I.F. y A	1,258	(12,267)	(6,339)	-	-	-
Total Parent Company	1,258	(12,267)	(6,339)	-	-	-
Subsidiaries
Alto Palermo S.A.	3,257	-	-	-	29,378	-
E-Commerce Latina S.A.	-	4	-	-	(1,251)	-
Inversora Bolivar S.A.	-	-	-	-	(1,455)	-
Ritelco S.A.	-	-	-	-	(868)
Llao Llao Resorts S.A.	91	-	-	-	83	-
Nuevas Fronteras S.A.	-	410	-	-	(1,064)	-
Efanur S.A.	-	-	-	-	978	-
Tyrus S.A.	-	-	-	-	138	-
Palermo Invest S.A.	-	-	-	-	(335)	-
Total Subsidiaries	3,348	414	-	-	25,604	-
Subsidiaries APSA
Fibesa S.A.	719	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	(1,771)	-
Emprendimientos Recoleta S.A.	-	-	-	-	(1,040)	-
Total Subsidiaries APSA	719	-	-	-	(2,811)	-

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and Salaries
Associates APSA
Tarshop S.A.	2,703	-	-	-	-	-
Total Associates APSA	2,703	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	72	-	-	8	-
Cyrsa S.A.	-	-	-	-	(5,397)	-
Total Joint Ventures	-	72	-	-	(5,389)	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(576)	-	-
Consultores Assets Management S.A.	140	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	136	-	-	-	-	-
Hamonet S.A.	72	-	-	-	-	-
Total Other related parties	348	-	-	(576)	-	-
Directors and Senior Management
Directors	-	-	-	-	-	(26,245)
Total Directors and Senior Management	-	-	-	-	-	(26,245)
Total	8,376	(11,781)	(6,339)	(576)	17,404	(26,245)

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Negative working capital

At the end of the period, the Company had negative working capital. This situation is presently being considered by the Board of Directors and by Management.

31.           Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 33 Equity investments
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales	Note 8 Trading properties and Note 24 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 34 Foreign currency assets and liabilities

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments

					Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Alto Palermo S.A.	Common shares 1 vote	120,448,003	938,115	811,428	41.00	Real estate	Argentina	03.31.14	126,014	289,444	981,466	95.58%
	Higher value		436,913	445,930
	Intergroup transactions		(38,512)	(26,469)

Banco Hipotecario S.A. (1)	Common shares 1 vote	75,000,000	200,346	174,127	1.67	Financing	Argentina	03.31.14	1,500,000	202,422	4,049,357	5.13%
	Higher value		1	4

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	13,430	9,901	Not publicly traded	Financing	Argentina	03.31.14	62,500	28,106	212,536	6.38%

Cyrsa S.A.	Common shares 1 vote	119,608,531	147,125	129,627	Not publicly traded	Real estate	Argentina	03.31.14	239,217	34,996	294,249	50.00%

E-Commerce Latina S.A.	Common shares 1 vote	82,903,821	236,335	214,962	Not publicly traded	Investment	Argentina	03.31.14	82,904	28,491	237,08	100.00%
	Irrevocable contributions		745	600
	Goodwill		(1,511)	(1,511)

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Efanur S.A.	Common shares 1 vote	900,000	(19,121)	63,262	Not publicly traded	Investment	Uruguay	03.31.14	205	(82,383)	(18,900)	100.00%
	Irrevocable contributions		221	-

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	9,021	11,877	Not publicly traded	Hotel	Argentina	03.31.14	19,209	(3,570)	11,276	80.00%
	Higher value		819	920

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	258,182	239,039	Not publicly traded	Investment	Argentina	03.31.14	82,949	27,993	272,926	95.13%
	Irrevocable contributions		1,455	209
	Higher value		6,428	6,428

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	35,585	31,205	Not publicly traded	Hotel	Argentina	03.31.14	147,160	7,356	71,167	50.00%
	Irrevocable contributions		-	700
	Higher value		104	113

Manibil S.A.	Common shares 1 vote	30,397,880	35,785	26,250	Not publicly traded	Real estate	Argentina	03.31.14	62,037	7,907	73,031	49.00%
	Irrevocable contributions		-	6,500
	Goodwill		10	10

Nuevas Fronteras S.A.	Common shares 1 vote	57,256,512	48,244	45,591	Not publicly traded	Hotel	Argentina	03.31.14	75,004	3,475	63,198	76.34%
	Lower value		(16,348)	(17,083)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Palermo Invest S.A.	Common shares 1 vote	152,884,248	212,673	191,257	Not publicly traded	Investment	Argentina	03.31.14	152,884	27,675	213,048	100.00%
	Irrevocable contributions		375	10
	Higher value		323	325
	Intergroup transactions		(29,987)	(29,987)

Ritelco S.A.	Common shares 1 vote	181,016,717	362,830	272,783	Not publicly traded	Investment	Uruguay	03.31.14	67,029	90,023	362,864	100.00%
	Irrevocable contributions		34	25
	Intergroup transactions		(190)	(190)

Solares Santa María S.A.	Common shares 1 vote	306,706,975	302,343	294,731	Not publicly traded	Real estate	Argentina	03.31.14	338,693	793	334,804	90.57%
	Intergroup transactions		(166,521)	(166,521)
	Irrevocable contributions		872	6,894

Tyrus S.A.	Common shares 1 vote	3,196,347,364	949,642	672,079	Not publicly traded	Investment	Uruguay	03.31.14	928,926	43,777	1,044,464	100.00%
	Irrevocable contributions		94,822	127,662

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Unicity S.A.	Common shares 1 vote	36,850,012	27,909	27,653	Not publicly traded	Investment	Argentina	03.31.14	41,588	(50)	31,697	88.62%
	Irrevocable contributions		181	301
Total investments in subsidiaries, associates and joint ventures as of 03.31.14			4,048,678
Total investments in subsidiaries, associates and joint ventures as of 06.30.13				3,570,642

(1) The amounts correspond to financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.14	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.13
Assets
Trade and other receivables
US Dollar	55,326	7.902	437,189	55,210	5.348	295,265
Swiss Francs	-	8.932	-	69	5.660	390
Euros	1	10.871	7	2	6.949	15
Total trade and other receivables, net			437,196			295,670
Investments in financial assets
US Dollar	3,393	7.902	26,810	6,118	5.348	32,718
Total investments in financial assets			26,810			32,718
Cash and cash equivalents
US Dollar	4,709	7.902	37,208	10,736	5.348	57,415
Euros	85	10.871	926	85	6.949	590
Brazilian Reais	1	3.290	2	-	-	-
Swiss Francs	-	8.932	1	-	-	-
Pounds	1	13.173	11	1	8.080	8
Total cash and cash equivalents			38,148			58,013
Total assets as of 03.31.14			502,154
Total assets as of 06.30.13						386,401
Liabilities
Trade and other liabilities
US Dollar	3,490	8.002	27,926	5,050	5.388	27,207
Euros	-	11.028	3	-	-	-
Total trade and other payables			27,929			27,207
Borrowings
US Dollar	355,519	8.002	2,844,866	345,950	5.388	1,863,978
Total borrowings			2,844,866			1,863,978
Total liabilities as of 03.31.14			2,872,795
Total liabilities as of 06.30.13						1,891,185

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of March 31, 2014 and June 30, 2013 according to Banco Nación Argentina records.

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Incident

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Group and Group’s documentation was being kept in the mentioned warehouse. As of the date of issuance of these financial statements the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.	Subsequent Events

See subsequent events in Note 41 to Unaudited Condensed Interim Consolidated Financial Statements.

46

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Breakdown of accounts receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)
Items		03.31.14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivable	Trade and other receivables	195,563	639	3,481	(46,808)	-	9	-	1,401	-	(1)	315,546	469,830
	Total	195,563	639	3,481	(46,808)	-	9	-	1,401	-	(1)	315,546	469,830
Liabilities	Trade and other payables	54,634	-	278	7,624	8,023	1,726	949	6,085	626	-	132	80,077
	Borrowings	-	-	-	292,019	16,386	152,627	10,572	419,800	34,717	1,198,665	1,178,605	3,303,391
	Salaries and social security liabilities	49	-	-	479	391	540	1,577	-	-	-	-	3,036
	Provisions	(1)	10,559	3,801	-	-	-	-	-	-	-	-	14,359
	Total	54,682	10,559	4,079	300,122	24,800	154,893	13,098	425,885	35,343	1,198,665	1,178,737	3,400,863

47

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivable	Trade and other receivables	31,922	117,481	149,403	712	319,715	320,427	32,634	437,196	469,830
	Total	31,922	117,481	149,403	712	319,715	320,427	32,634	437,196	469,830
Liabilities	Trade and other payables	49,822	23,134	72,956	2,326	4,795	7,121	52,148	27,929	80,077
	Borrowings	71,408	400,196	471,604	387,117	2,444,670	2,831,787	458,525	2,844,866	3,303,391
	Salaries and social security liabilities	3,036	-	3,036	-	-	-	3,036	-	3,036
	Provisions	10,558	-	10,558	3,801	-	3,801	14,359	-	14,359
	Total	134,824	423,330	558,154	393,244	2,449,465	2,842,709	528,068	2,872,795	3,400,863

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of March 31, 2014 there are not receivable and liabilities subject to adjustment clause.

48

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest clause

		Current				Non-current
		Accruing interest				Accruing interest				Accruing interest
Items		Fixed rate	Floating rate	Non-accruing interest	Total	Fixed rate	Floating rate	Non-accruing interest	Total	Fixed rate	Floating rate	Non- accruing interest	Total
Accounts receivable	Trade and other receivables	68,003	-	81,400	149,403	315,546	5	4,876	320,427	383,549	5	86,276	469,830
	Total	68,003	-	81,400	149,403	315,546	5	4,876	320,427	383,549	5	86,276	469,830
Liabilities	Trade and other payables	-	-	72,956	72,956	-	-	7,121	7,121	-	-	80,077	80,077
	Borrowings	403,669	40,421	27,514	471,604	2,443,020	180,026	208,741	2,831,787	2,846,689	220,447	236,255	3,303,391
	Salaries and social security liabilities	-	-	3,036	3,036	-	-	-	-	-	-	3,036	3,036
	Provisions	-	-	10,558	10,558	-	-	3,801	3,801	-	-	14,359	14,359
	Total	403,669	40,421	114,064	558,154	2,443,020	180,026	219,663	2,842,709	2,846,689	220,447	333,727	3,400,863

49

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties.

Name of the entity	% of ownership interest held by the Company
Direct Controlling interest of IRSA:
APSA	95.68%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

b.	Related parties debit/credit balances. See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2013.

9.	Appraisal revaluation of property, plant and equipment.

None.

50

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values

See Note 2 to the Consolidated Financial Statements as of June 30, 2013.

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	202,363	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	71,000	All operational risk with additional coverage and minor risks
MORENO 877	49,508	49,209	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	61,545	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	28,068	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	8,611	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	5,148	3,076	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,376	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	55,903	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	120	All operational risk with additional coverage and minor risks
MADERO 1020	216	139	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	191	8,762	All operational risk with additional coverage and minor risks
CASONA ABRIL	11,753	2,357	All operational risk with additional coverage and minor risks
CATALINAS NORTE PLOT OF LAND	2,000	109,493	All operational risk with additional coverage and minor risks
SUBTOTAL	317,743	604,022
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

51

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, May 12, 2014.

52

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 - 1° floor
Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima as of March 31, 2014, and the related unaudited condensed interim separate statements of income and comprehensive income for the nine and three-month periods ended March 31, 2014, and the unaudited condensed interim separate statements of changes of shareholders’ equity and cash flows for the nine-month period then ended and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the Argentine Federation of Professional Councils in Economic Sciences for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

53

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal requirements;

c)
we have read the additional information to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations and article 12, Chapter III, Title IV of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2014, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 344,381 which was not callable at that date.

Autonomous City of Buenos Aires, May 12, 2014.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

54

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, May 12, 2014 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the nine-month period ended March 31, 2014.

Consolidated Income
(In millions of ARS, excluding joint businesses)

	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	673.9	514.0	31.1%	2,047.8	1,594.1	28.5%
Operating Income	366.1	190.8	91.9%	893.2	749.7	19.1%
Depreciation and Amortization	55.5	55.6	-0.3%	168.7	162.7	3.7%
EBITDA	421.6	246.5	71.0%	1,061.9	912.4	16.4%
Net (loss)/ Income for the period	(52.8)	133.4	-	(78.8)	379.3	-
Attributable to the shareholders of the controlling group	(70.4)	96.9	-	(92.0)	320.6	-
Attributable to non-controlling interest	17.6	36.5	-	13.2	58.6	-

„
Revenues grew by 31.1% in the third quarter of 2014 compared to the same quarter of 2013, and recorded a cumulative growth of 28.5% for the nine-month period, mainly explained by the performance of the Shopping Center, Offices and other and the Hotel segments.

„
Operating income grew 91.9% during the third quarter of 2014 and 19.1% for the cumulative nine-month period, mainly explained by the partial sale of “La Nación” building at the beginning of this quarter. EBITDA as of March 31, 2014 reached ARS 1,061.9 million (16.4% higher than in the same period of 2013).

„	A net cumulative loss of ARS 78.8 million was recorded for the period. This is explained by higher exchange rate differences, which resulted in a net financial loss of ARS 1,187.0 million.

„
The fluctuations in the Argentine Peso / U.S. Dollar exchange rate had an impact on our Financial Results. The accounting policies applied in the preparation of our Financial Statements record the revaluation of liabilities denominated in foreign currency, whereas most of our assets remain valued at historical cost.

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

Our tenants’ sales grew 29.0% compared to the same period of the previous fiscal year, and 29.9% if we compare the third quarter of 2014 to the same quarter of 2013, reflecting the solid performance of our portfolio’s shopping centers. Occupancy remained stable, at 98.8%.

In this way, Revenues and EBITDA from this segment recorded increases of 25.5% and 21.0%, respectively, during the third quarter of 2014 and of 25.9% and 23.5% in the cumulative nine-month period. The EBITDA/revenue margin, excluding revenues from common expense and commercial advertising funds, reached 78.6%.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

Financial indicators of the Shopping Centers segment
(In millions of ARS)

	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	465.2	370.6	25.5%	1,477.2	1,173.5	25.9%
Operating Income	208.1	161.9	28.5%	667.4	513.2	30.1%
Depreciation and Amortization	34.4	38.4	-10.5%	108.2	114.7	-5.6%
EBITDA	242.4	200.3	21.0%	775.6	627.9	23.5%

Operating indicators of the Shopping Centers segment

	IIIQ 14	IIQ 14	IQ 14	IVQ 13	IIIQ 13
Gross Leaseable Area (sqm)	310,257	310,304	307,721	308,793	308,793
Tenants’ Sales (12 month cumulative, ARS million)	15,081.7	14,277.7	13,277.8	12,482.0	11,751.4
Occupancy [1]	98.8%	98.8%	98.6%	99.1%	98.7%

[1]	Percentage over gross leaseable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand) [3]
Alto Palermo	Nov-97	19,394	145	100.0%	100.0%	227,027
Abasto Shopping [4]	Jul-94	38,129	141	100.0%	100.0%	289,668
Alto Avellaneda	Nov-97	36,565	106	100.0%	98.8%	135,790
Paseo Alcorta	Jun-97	14,146	62	100.0%	99.8%	119,747
Patio Bullrich	Oct-98	11,736	84	100.0%	99.6%	118,049
Buenos Aires Design	Nov-97	14,550	171	53.7%	93.0%	32,108
Dot Baires Shopping	May-09	46,753	154	80.0%	99.6%	16,003
Soleil	Jul-10	15,190	78	100.0%	99.0%	121,902
Alto Noa Shopping	Mar-95	19,158	89	100.0%	99.7%	108,292
Alto Rosario Shopping [5]	Nov-04	29,501	145	100.0%	97.7%	450,585
Mendoza Plaza Shopping	Dec-94	41,108	146	100.0%	98.1%	66,264
Córdoba Shopping	Dec-06	15,741	105	100.0%	99.5%	90,290
La Ribera Shopping	Aug-11	8,285	51	50.0%	96.5%	15,608
Total		310,257	1,477		98.8%	1,791,333

[1] Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

Cumulative tenants’ sales as of March 31
(By Shopping Center, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Shopping Center	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Alto Palermo	446.5	339.0	31.7%	1,504.3	1,152.5	30.5%
Abasto Shopping	518.2	403.7	28.4%	1,772.1	1,393.5	27.2%
Alto Avellaneda	489.6	401.9	21.8%	1,678.7	1,354.9	23.9%
Paseo Alcorta	237.7	166.1	43.1%	804.6	586.1	37.3%
Patio Bullrich	147.7	110.0	34.3%	500.5	393.0	27.4%
Buenos Aires Design	64.2	55.7	15.3%	200.4	175.6	14.1%
Dot Baires Shopping	433.3	340.0	27.4%	1,451.9	1,138.0	27.6%
Soleil	141.2	76.4	84.8%	460.4	234.9	96.0%
Alto Noa Shopping	184.2	144.7	27.3%	547.7	451.1	21.4%
Alto Rosario Shopping	303.3	225.4	34.6%	981.0	761.1	28.9%
Mendoza Plaza Shopping	336.0	278.4	20.7%	1,077.1	865.8	24.4%
Córdoba Shopping	117.6	93.5	25.8%	392.6	314.7	24.8%
La Ribera Shopping	69.6	50.3	38.4%	201.0	151.4	32.8%
Total	3,489.1	2,685.1	29.9%	11,572.3	8,972.6	29.0%

Cumulative revenues from leases as of March 31
(Detailed revenues, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Detailed Revenues	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Base Rent	176.5	136.6	29.2%	539.4	423.9	27.2%
Percentage Rent	52.9	42.0	25.9%	234.1	186.7	25.4%
Total Rent	229.4	178.6	28.4%	773.4	610.6	26.7%
Admission rights	32.5	26.9	20.8%	92.6	78.3	18.4%
Fees	16.6	15.1	10.1%	33.4	28.1	18.8%
Parking	19.4	14.2	36.6%	59.4	45.0	32.0%
Management fees	5.7	4.5	25.6%	16.6	13.1	26.6%
Other	9.2	13.7	-33.3%	11.1	15.3	-27.3%
Total Revenue before Common Expense and Common Promotional Fund	312.7	253.0	23.6%	986.6	790.4	24.8%
Common Expense and Common Promotional Fund	152.5	117.6	29.7%	490.6	383.2	28.0%
Total Revenue	465.2	370.6	25.5%	1,477.2	1,173.5	25.9%

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

III. Offices and others

Our office rental segment has shown a slight decrease in gross leaseable area in the quarter under analysis, due to the partial sale of “La Nación” building. Occupancy levels have remained at 98.7%, similar to the figure recorded in the previous quarter, and Rent in USD/sqm has been stable, at USD/sqm 24.6.

	IIIQ 14	IIQ 14	IQ14	IVQ13	IIIQ13
Gross Leaseable Area	127,239	131,014	131,115	131,085	141,287
Occupancy	98.7%	98.7%	97.3%	97.1%	97.3%
Rent ARS/sqm	196.5	157.7	142.0	138.7	128.8
Rent USD/sqm	24.6	24.2	25.6	25.7	25.1

in ARS MM	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	93.5	72.9	28.3%	243.0	214.0	13.6%
Operating Income	51.7	29.7	73.7%	116.1	86.1	34.8%
Depreciation and Amortization	8.5	8.8	-3.2%	25.6	27.1	-5.5%
EBITDA	60.2	38.6	56.1%	141.7	113.2	25.2%

„
Revenues from the Offices segment increased by 28.3% in the quarter under review compared to the same period of the previous fiscal year and 13.6% compared to the first nine months of the previous fiscal year. This growth is explained by the evolution of the exchange rate during the quarter under analysis, which favors the segment, offset by a 14,000 sqm decrease in gross leaseable area, due to the sales of investment properties made during the year.

„
Operating income and EBITDA grew by 34.8% and 25.2%, respectively, for the first nine months and the EBITDA/Revenue margin, excluding revenues from common maintenance expenses, stood at 67.0%, higher than the 65.0% recorded in the same period of 2013.

Below is information on our offices and other rental properties segment as of March 31, 2014.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

Operating Data of the Offices segment
(In thousands of ARS, except as indicated)

	Date of Acquisition	GLA sqm (1)	Occupancy (2)	Interest	Book Value(3)
Offices
Edificio República	Apr-08	19,884	97.2%	100%	202,363
Torre Bankboston	Aug-07	14,873	100.0%	100%	143,100
Bouchard 551	Mar-07	9,157	100.0%	100%	71,000
Intercontinental Plaza	Nov-97	22,535	100.0%	100%	60,831
Bouchard 710	Jun-05	15,044	100.0%	100%	61,545
Dique IV, Juana Manso 295	Dec-97	11,298	94.4%	100%	60,160
Maipú 1300	Sep-95	8,548	97.0%	100%	28,068
Libertador 498	Dec-95	620	100.0%	100%	3,376
Suipacha 652/64	Nov-91	11,453	100.0%	100%	8,611
Dot Building (7)	May-09	11,242	100.0%	96%	99,083
Other(4)	N/A	2,585	89.4%	-	13,355
Subtotal Offices		127,239	98.7%	-	751,492
Other Properties
Commercial Properties(5)	N/A	311	-	-	736
Santa María del Plata S.A.	Jul-97	60,100	100.0%	100%	12,511
Nobleza Piccardo (7)	May-11	49,410	100.0%	50%	10,297
Other Properties(6)	N/A	19,520	100.0%	-	8,762
Subtotal Other Properties		129,341	99.8%		32,306
TOTAL OFFICES AND OTHER		256,580	99.2%	-	783,798

Notes:
(1) Total leaseable area for each property as of March 31, 2014. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of March 31, 2014.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Av. de Mayo 595, Rivadavia 2774, Abasto and Costeros Dique IV.
(5) Includes the following properties: Constitución 1111 and Casona de Abril.
(6) Includes Constitución 1159.
(7) Through Alto Palermo S.A.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

IV.           Sales and Developments

The Sales and Developments segment shows residual operations from projects developed in previous quarters. Revenues have fallen on a year-on-year basis due to higher results from the sale of units of “Horizons” and “Torres Rosario” in the same quarter of the previous year.
However, operating income and EBITDA have grown strongly during the third quarter, explained by the recent partial sale of “La Nación” building.

Sales and Developments in ARS MM	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	5.5	31.4	-82.6%	46.5	117.2	-60.3%
Operating Income	96.9	2.1	4,514.3%	97.9	43.2	126.6%
Depreciation and Amortization	-	-		-	-
EBITDA	96.9	2.1	4,514.3%	97.9	43.2	126.6%

Sales and Developments Table
(In thousands of ARS, except as indicated)

DEVELOPMENT	9M 14	9M 13	YoY var
Residential Apartments
Caballito Nuevo	177	6,983	-97.5%
Torres de Rosario (5)	19,059	4,260	347.4%
Libertador 1703 & 1755 (Horizons) (8)	20,519	96,963	-78.8%
Other Residential Apartments(6)	44	811	-94.6%
Subtotal Residential Apartments	39,799	109,017	-63.5%
Residential Communities
Abril/Baldovinos (7)	1,750	1,113	57.2%
El Encuentro (11)	4,902	7,008	-30.1%
Subtotal Residential Communities	6,652	8,121	-18.1%
Land Reserves
Terreno Rosario(5)	-	-	-
Canteras Natal Crespo	-	40
Subtotal Land Reserves	-	40	-
TOTAL	46,451	117,178	-60.4%

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

DEVELOPMENT	Acquisition	Area intended for sale (sqm) (1)	Lots (2)	IRSA’s Interest	Percentage Built	Percentage Sold (3)	Book Value (4)
Residential Apartments
Caballito Nuevo	Nov-97	7,323	118	100.00%	100.00%	97.35%	308
Torres de Rosario(5)	Apr-99	6,166	57	95.68%	100.00%	47.13%	6,952
Libertador 1703 & 1755 (Horizons) (9)	Jan-07	60,232	467	50.00%	100.00%	97.63%	6,339
Other residential apartments (6)		5,579	62				77,589
Subtotal Residential Apartments		79,300	704				91,188
Residential Communities
Abril/Baldovinos (7)	Jan-95	5,137	4	100.00%	100.00%	99.50%	2,357
El Encuentro	Nov-97	127,795	110	100.00%	100.00%	99.72%	366
Subtotal Residential Communities		132,932	114				2,723
Land Reserves
Puerto Retiro	May-97	82,051	0	50.00%	0.00%	0.00%	51,337
Santa María del Plata	Jul-97	715,951	0	100.00%	0.00%	10.00%	158,951
Pereiraola	Apr-10	39,634	52	100.00%	0.00%	0.00%	8,200
Terreno Baicom	Dec-09	34,500	1	50.00%	0.00%	0.00%	4,459
UOM Lujan	May-08	1,176,000		95.68%	0.00%	0.00%	33,905
Terreno Catalinas Norte	Dec-09	42,625		100.00%	0.00%	0.00%	109,493
Pilar	May-97	740,237	0	100.00%	0.00%	0.00%	1,550
Coto air space(5)	Sep-97	16,167	284	95.68%	0.00%	0.00%	8,946
Other land reserves (8)	-	13,673,696	0				116,350
Subtotal Land Reserves		16,520,861	337				493,191
TOTAL		16,733,093	1,155				587,102

Notes:
(1) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(2) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(3) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(4) Corresponds to total consolidated sales.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Terreno Caballito and Pereiraola plots through IRSA.

(7) Includes sales of shares in Abril.
(8) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(9) Owned by CYRSA S.A.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

V.	Hotels

The hotel segment has also benefited from the evolution of the exchange rate in the last quarter. Our hotels in the City of Buenos Aires as well as Llao Llao Resort in the City of Bariloche have recovered their historical occupancy and rent levels after two years of reduced activity.

Hotels (in ARS MM)	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	93.4	57.9	61.3%	254.0	174.7	45.4%
Operating Income	11.7	-1.9	-	18.1	-9.2	-
Depreciation and Amortization	3.7	4.4	-15.9%	10.9	14.3	-23.8%
EBITDA	15.3	2.5	512.0%	29.0	5.1	468.6%

	IIIQ 14	IIQ 14	IQ 14	IVQ 13	IIIQ 13
Average Occupancy	71.4%	72.0%	68.4%	65.8%	67.2%
Average Rate per Room (ARS/night)	1,166	1,077	1,061	876	892
Average Rate per Room (USD/night)	146	165	197	163	174

►	Cumulative revenues from the segment grew 45.4% and EBITDA reached ARS 29.0 million, ARS 23.9 million higher than in 2013.

The following is information on our hotels as of March 31, 2014:

	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate per Room (ARS)(2)	Book Value (in thousands of ARS)
Intercontinental (3)	Nov-97	76.3%	309	70.5%	928	45,880
Sheraton Libertador(4)	Mar-98	80.0%	200	79.3%	863	31,278
Llao Llao(5)	Jun-97	50.0%	201	65.1%	1,915	83,173
Total		76.3%	710	71.4%	1,166	160,331

Notes:
1) Cumulative average for the 9-month period.
2) Cumulative average for the 9-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

VI.	International

	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	24.9	13.5	84.4%	64.3	25.6	151.2%
Operating Income / (Loss)	-0.4	1.4	-	2.8	130.7	-97.9%
Depreciation and amortization	9.7	5.1	90.2%	26.4	11.1	137.8%
EBITDA	9.3	6.5	43.1%	29.2	141.8	-79.4%

The International segment exhibited a rise in revenues for the first nine months of fiscal year 2014 due to an increase rent levels and occupancy rates of our major buildings in New York City. Cumulative operating income fell by 97.9% on a year on year basis, as during the second quarter of fiscal year 2013 we had recorded income of ARS 137 million generated by the consolidation of our investment in the building located at 183 Madison Avenue.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.8% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is an office building known as the “Lipstick Building”.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan. The building has a gross leasable area of more than 57,500 sqm. As of March 31, 2014, the building had reached an occupancy rate of 87.2% of its total area, generating an average rental price of 60.4 USD/sqm.

Lipstick	Mar-14	Mar-13	YoY var
Gross Leaseable Area (sqm)	58,019	58,019	-
Occupancy	87.2%	87.2%	-
Rental price (USD/sqm)	60.4	62.6	-3.5%

Investment in Building located at 183 Madison Ave, New York, NY

Through our subsidiaries IRSA International LLC and Imadison LLC, we own 74.5% of the building located at 183 Madison Avenue, Manhattan. The property has 19 floors and a net leaseable area larger than 23,200 sqm. As of March 31, 2014, 93.0% of the building was occupied, for an average rental price of approximately 39.9 USD/sqm.

Madison 183	Mar-14	Mar-13	YoY var
Gross Leaseable Area (sqm)	23,564	23,489	0.3%
Occupancy	93.0%	96.1%	-3.3%
Rental price (USD/sqm)	39.9	36.7	8.6%

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

Investment in Supertel Hospitality Inc.

As of March 31, 2014, we, together with other shareholders, held 34% of the voting power at the shareholders’ meetings of Supertel Hospitality Inc., a REIT listed in NASDAQ under the symbol “SPPR”. This REIT has a portfolio of 68 middle-class and long-stay hotels with 6,009 rooms in 21 states in the United States of America, which are managed by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

VII. Financial Transactions and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of March 31, 2014 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. For the first nine months of fiscal year 2014, BHSA’s contribution to IRSA’s income amounted to ARS 164.0 million, ARS 103.7 million higher than the one recorded in 2013.

VIII. EBITDA by Segment

	Shopping Centers		Offices		Sales and Developments		Hotels		International		Financial Operations and Other		Total		Var
	9M 14	9M13	9M 14	9M13	9M 14	9M13	9M 14	9M13	9M 14	9M13	9M 14	9M13	9M 14	9M13
Operating income	667.4	513.2	116.1	86.1	97.0	43.2	18.1	-9.2	2.8	130.7	-1.6	-0.8	900.8	763.2	18.0%
Depreciation and amortization	108.2	114.7	25.6	27.1	-	-	10.9	14.3	26.4	11.1	-	-	171.1	167.3	2.3%
EBITDA	775.6	627.9	141.7	113.2	97.0	43.2	29.0	5.1	29.2	141.8	-1.6	-0.8	1,071.9	930.4	15.2%

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

IX. Reconciliation with Income Statement as of March 31*

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

	Total Segment Information		Interest in Joint Businesses		Income Statement		YoY var
	9M 14	9M 13	9M 14	9M 13	9M 14	9M 13
Revenues	2,085.3	1,706.2	-37.5	-112.1	2,047.8	1,594.0	28.5%
Costs	-972.0	-878.5	24.2	87.3	-947.8	-791.2	19.8%
Gross Profit /(Loss)	1,113.3	827.6	-13.3	-24.8	1,100.0	802.9	37.0%
Income / (loss) from sale of investment properties	115.4	64.0	-	-	115.4	64.0	80.2%
General and administrative expenses	-195.4	-153.5	1.5	2.3	-193.9	-151.1	28.3%
Selling expenses	-102.9	-81.6	2.4	8.4	-100.5	-73.2	37.3%
Other operating income, net	-29.6	106.6	1.8	0.6	-27.8	107.2	-
Operating Income / (Loss) before income / (loss) from interests in equity investees and joint businesses	900.8	763.2	-7.6	-13.5	893.2	749.7	19.1%
Income / (loss) from interests in equity investees and joint businesses	83.5	6.0	19.2	9.2	102.7	15.1	579.5%
Operating Income / (Loss) before financial income / (loss) and income tax	984.3	769.1	11.6	-4.3	995.9	764.8	30.2%

*Does not include Puerto Retiro, Baicom, CYRSA, Canteras Natal Crespo, Nuevo Puerto Santa Fe or Quality (San Martín Plot).

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

X. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of March 31, 2014

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank Overdraft	ARS	13.6	Float	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes(2)	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series V Notes	ARS	26.2	Float	Aug-15
IRSA’s Tranche III Series VI Notes	USD	1.3	Float	Feb-17
Belmont Madison Building mortgage	USD	75.0	4.22%	Aug-17
Other Debt	ARS	1.1	15.25%	Dec-16
IRSA’s Total Debt		417.3
Short Term Debt	ARS	9.4	Float	< 30 days
APSA’s Tranche I Series I Notes(3)	USD	120.0	7.875%	May-17
Other Debt		44.0	-	-
APSA’s Total Debt		173.4
Total Consolidated Debt		590.7
Consolidated Cash		30.3
Repurchase of Debt		26.2
Net Consolidated Debt		534.2

(1) Principal face value in USD at an exchange rate of 8.002 ARS = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) As of June 30, 2012 IRSA and its subsidiaries had repurchased USD 10.0 million in principal amount.
(3) As of June 30, 2012 IRSA and its subsidiaries had repurchased USD 3.9 million in principal amount.

Evolution of Exchange Rate

During the last months, the depreciation of the Argentine Peso to the U.S. Dollar accelerated as compared to the previous months. In the third quarter of fiscal year 2014 the Argentine currency depreciated 22.7%, whereas in the period between December 2012 and March 2013, it had depreciated 4.1%. Accumulating a depreciation of 48.5% in the nine-month period while in the same period last year accumulated depreciation had been 13.1%. During the past month of January the Argentine peso/U.S. dollar exchange rate suffered a reduction of 22.8% compared to the last figure recorded in December 2013. Given that a significant portion of our debt is denominated in USD, this process had an adverse impact on our Financial Results. Most of our assets are favorably positioned vis-à-vis the dollar; however, in our financial statements they are valued at historical cost plus investments, and are not affected by any kind of revaluation due to the fluctuation of market prices.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

Below is the evolution of the exchange rate as published by Banco de la Nación Argentina.

Significant Events occurred during the quarter and after its closing

•
On January 24, IRSA executed the deed of conveyance for the sale of 2,863 sqm in the seventh floor and 28 parking spaces of the Bouchard 551 building. The transaction price was fixed in the sum of ARS 124.6 million, equivalent to USD 16.0 million. The transaction resulted in a gain before taxes of approximately ARS 104.5 million.

•
After the closing of this quarter, IRSA closed a transaction whereby Dolphin Fund, acting through subsidiaries and jointly with C.A.A. Extra Holdings Limited, (“ETH”), purchased approximately 53.3% of IDB Development Corporation Ltd. (“IDBD”). This percentage may be increased, subject to the sale of certain assets by IDBD during the current year. The transaction amount is approximately USD 272 million. The Company made investments in Dolphin for approximately USD 109.5 million.  In addition, the company executed an undertaking to subscribe for USD 43.2 million in Dolphin Netherlands B.V., a company organized under the laws of Holland, which is indirectly wholly controlled by Dolphin ("Dolphin B.V."), for the purpose of consummating the participation of Dolphin Netherlands B.V. in the offering of new shares intended to be made by IDBD. The Board of Directors approved an undertaking to subscribe in Dolphin Fund the additional amount of USD 43.2 million in order to consummate Dolphin’s participation in the offering of new shares intended to be made by IDB Development Ltd. The undertaking will remain in effect until December 31, 2014.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

XI. Summary Comparative Consolidated Balance Sheet

	03.31.14	03.31.13	03.31.12
Current Assets	1,243,522	1,242,841	857,101
Non-current assets	8,216,441	6,868,010	5,984,408
Total	9,459,963	8,110,851	6,841,509
Current liabilities	1,374,301	1,527,731	1,019,790
Non-current liabilities	5,167,536	3,258,906	2,710,884
Subtotal	6,541,837	4,786,637	3,730,674
Minority interest	428,620	505,460	391,679
Shareholders’ Equity	2,489,506	2,818,754	2,719,156
Total	9,459,963	8,110,851	6,841,509

XII. Summary Comparative Consolidated Results

	03.31.14	03.31.13	03.31.12
Operating income	893,168	749,679	540,693
Results from interests in equity investees and joint businesses	102,690	15,112	15,922
Income before financial results and income tax	995,858	764,791	556,615
Financial income	89,444	103,479	73,206
Financial costs	-1,533,757	-553,530	-362,934
Other financial results	257,315	151,755	19,880
Financial results, net	-1,186,998	-298,296	-269,848
Income / (loss) before income tax	-191,140	466,495	286,767
Income tax	112,298	-87,234	-91,296
Net income / (loss)	-78,842	379,261	195,471
Attributable to:
Controlling company’s shareholders	-92,030	320,638	176,622
Non-controlling interest	13,188	58,623	18,849

XIII. Summary Comparative Consolidated Cash Flow

	03.31.14	03.31.13	03.31.12
Net cash generated by operating activities	686,420	540,756	515,215
Net cash used in investment activities	-597,560	-250,979	-247,592
Net cash (used in) generated by financing activities	-688,495	-171,723	-326,264
Net (decrease) / increase in cash and cash equivalents	-599,635	118,054	-58,641
Cash and cash equivalents at the beginning of the fiscal year	796,902	259,169	301,559
Gain from exchange rate differences of cash and cash equivalents	42,010	22,053	11,840
Cash and cash equivalents at the closing of the period	239,277	399,276	254,758

14

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

XIV.  Comparative Ratios

	03.31.2014		03.31.2013		03.31.2012
Liquidity
Current Assets	1,243,522	0.90	1,242,841	0.81	857,101	0.84
Current Liabilities	1,374,301		1,527,731		1,019,790
Indebtedness
Total Liabilities	6,541,837	2.24	4,786,637	1.44	3,730,674	1.20
Shareholders’ Equity	2,918,126		3,324,214		3,110,835
Solvency
Shareholders’ Equity	2,918,126	0.45	3,324,214	0.69	3,110,835	0.83
Total Liabilities	6,541,837		4,786,637		3,730,674
Capital Assets
Non-current Assets	8,216,441	0.87	6,868,010	0.85	5,984,408	0.87
Total Assets	9,459,963		8,110,851		6,841,509

15

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2014

XI. Brief comment on prospects for the next period

Our shopping centers have maintained their growth rate and have continued to exhibit sound invoicing figures and occupancy rates close to 100%. During the fourth quarter of this fiscal year we expect to maintain the sales, visitors’ traffic and occupancy levels recorded in the first nine months, so as to continue consolidating our position as the leading shopping center company in Argentina.

Moreover, we expect to open our “Arcos District” shopping center located in the neighborhood of Palermo, in the City of Buenos Aires. This project consists in an urban model, offering a variety of premium brands in an open-air environment, with approximately 16,000 sqm of gross leaseable area and 65 stores. While it was expected to be opened in December 2013, on December 10, 2013 the judicial branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it failed to have certain governmental permits. Although the construction works have obtained all the governmental permits required, the Company is taking various steps, including the filing of an appeal against the resolution and a request to have the injunction released, with favorable expectations. On April 1, 2014, the Government of the City of Buenos Aires issued a new favorable environmental certificate. We trust that we will soon be able to open the fourteenth shopping center in our portfolio.

On the other hand, during the coming quarter and the first semester of fiscal year 2015 we will continue working on the development of our next shopping center in the City of Neuquén. Shopping Neuquén, the gross leaseable area of which is about 10,000 sqm, will be our sixth development located in the inner regions of our country, and in view of the progress shown by the city in the last years, we expect that this project will achieve the same success as other developments of this nature in the provinces where we operate. It is scheduled to open in the spring of this year. In addition, we continue evaluating the best timing to launch other projects on the large extent of lands reserved by the company for future business developments.

In addition, we will continue making efforts to provide better services in our shopping centers, aimed at maintaining our successful occupancy rates and number of visitors. We hope to keep on adding new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our public.

Regarding the Offices and Hotels business, we have recorded better results during the last quarter due to the evolution of the exchange rate in Argentina. During the next quarter we expect to continue our sales of non-strategic portfolio assets for attractive prices as we have actively done during the past year. In addition, we will strive to achieve maximum occupancy in our buildings and the best possible lease agreements, trying to attract new firms wishing to relocate in the spaces we offer. Moreover, we are deciding on the most suitable timing for launching our “Catalinas Norte” project, which is strategically located and will add approximately 35,000 sqm of gross leaseable area to our portfolio.

Regarding the Sales and Developments segment, we expect to continue selling non-strategic assets and small land reserves and to make progress in the execution of title deeds for the last available units in the residential projects “Caballito Nuevo”, “Torres Rosario” and “El Encuentro”.

As concerns our investments outside Argentina, we will continue to work towards optimizing occupancy and income levels in our Lipstick and Madison buildings. Moreover, we expect to complete the announced transaction to acquire, through our investment in Dolphin and together with other investors, about 53.3% in the Israeli company IDBD, one of the largest and most diversified investment groups in Israel, which is engaged through its subsidiaries in various markets and businesses such as real estate, retail, agricultural business, oil and gas production, insurance, telecommunications, etc.

Given the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident that that we will remain on the growth track, consolidating the best real estate portfolio of Argentina and taking advantage of opportunities that may arise abroad.

16